     As filed with the Securities and Exchange Commission on August 14, 2006

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                                   PENGE CORP
                 (Name of Small Business Issuer in its Charter)

             DELAWARE                                        71-0895709
     (State or Jurisdiction of                            (I.R.S. Employer
   Incorporation or Organization)                        Identification No.)

                             1501 NORTH FAIRGROUNDS
                              MIDLAND, TEXAS 79705

              (Address and zip code of principal executive offices)

                                 (432) 683-8800

                           (Issuer's telephone number)

                                   -----------

SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:
         Common Stock, par value $0.001

--------------------------------------------------------------------------------

                                     PART I.

ITEM 101. DESCRIPTION OF BUSINESS

FORWARD-LOOKING STATEMENTS

         This Form 10-SB contains statements that constitute forward-looking statements. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend" or "expect" or similar words. When considering such forward-looking statements, you should keep in mind the risk factors noted under the heading "Risk Factors" in
Item 2. "Management's Discussion and Analysis or Plan of Operation" and other cautionary statements throughout this Form 10-SB. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect.

OVERVIEW

         Penge Corp is a Delaware corporation incorporated in 1987 with its principal offices at 1501 North Fairgrounds, Midland, Texas 79705. Our telephone number is (432) 683-8800. We are in the wholesale and retail nursery business. Our stock is traded on the OTC Pink Sheets under the symbol "PNGC."

         Our operations are directly or indirectly run through a subsidiary, Penge Corp, a Nevada corporation ("Penge Nevada"), which was organized in 2002 to engage in the nursery business. On June 30, 2005, Penge Nevada merged with a subsidiary of Profile Diagnostic Sciences, Inc., a Delaware corporation with no current operations. Following the merger, the officers and directors of Penge Nevada became the officers and directors of Profile Diagnostic Sciences, Inc. and the business Penge Nevada and its affiliates became the business of Profile Diagnostic Sciences, Inc. Following the merger, we changed the name of Profile Diagnostic Sciences, Inc. to "Penge Corp." Unless otherwise specified, descriptions of "Penge," "we," "us" or the "company" for periods prior to June 30, 2005 relate to Penge Nevada and its affiliates. For periods from and after June 30, 2005, those descriptions relate to Penge Corp (f/k/a Profile Diagnostic Sciences, Inc.) and its affiliates, including Penge Nevada.

         Since commencing business in August 2002, we have acquired the land and certain other assets from three tree, shrub and plant farms, one of which is in Arizona and two of which are in Texas. As we have acquired the farming properties, we have taken steps to improve operations and to expand the number of trees, shrubs and plants growing on, and harvested from, each such property.

         In October 2005, we purchased a vacant 13,000 square foot building on four acres in Midland, Texas for the site of our first retail nursery. We completed a $950,000 dollar conversion of the property including a complete remodel of the building and the addition of 32,000 square feet of greenhouse and 40,000 feet of tree display area. Retail operations at the site commenced on April 15, 2006, and in the first 10 weeks of operations we generated over $560,000 in retail business. We also did over $400,000 in business with our existing Midland wholesale customers. As we go forward both the wholesale and retail business will be done at the retail center.

         In 2005, we also purchased 7 acres of commercial property in San Angelo, Texas that shares an intersection with Wal-Mart, Lowe's and Sam's Club. We purchased the ground for $4.50 per foot. One-acre lots across the street from Sam's Club have recently sold for $13.66 and $12.30 per square foot. We believe that our property is currently worth at least $1 million more than we paid for it. We plan to sell 3.5 acres of this property and develop the remaining 3.5 acres into a full service retail nursery in early 2007. We have not entered into any agreements with respect to the sale of this site.

         Going forward, our focus will be to create, and expand, a vertically integrated wholesale and retail nursery business. We expect that tree, shrub and plant farms will be able to provide a substantial portion of the inventories for our recently opened and planned retail nurseries in the coming years. By owning the tree, shrub and plant farms that provide much of the inventory for the retail nurseries, we believe that we will be able to compete with, and even undercut, the "big box stores" that have become the dominant force in the retail nursery business. These big box stores have been driving many retail nurseries out of business by buying nursery materials in large quantities at big discounts from wholesale nursery growers in the United States. This allows them to sell at a discount using smaller margins and to undercut the small nurseries by 30% to 50%. We believe that our vertically integrated wholesale/retail nursery business model will allow us to compete with the big box stores on price, while providing better selection and service.

         For our wholesale business, our goal is to expand the number of trees and shrubs planted on our farms in the next few years while holding down increases in our administrative and other general operating expenses. As we spread our production costs over a larger inventory, we also hope to experience a decline in our per-unit production and sales costs. We do not plan to expand our wholesale sales. Instead, we plan to provide most of what we grow to our retail centers.


OUR INDUSTRY AND WHOLESALE/RETAIL BUSINESS MODEL

         The retail nursery business has been under attack for many years from Home Depot, Lowe's and Wal-Mart. These big box stores buy nursery materials in large quantities at big discounts from wholesale nursery growers. This allows them to sell at a discount, using smaller margins, and to undercut the small nurseries by 30%-50%. Small nurseries generally cannot compete on price and so they try to compete by offering better service, better selection, and convenience. Although this approach has worked for some small nurseries, it has not worked for most of them, and a large number of small nurseries have gone out of business in the last 10 years primarily because they are unable to compete on price with the big box stores.

         In the last 5 years, a new model has emerged in the nursery industry that we believe is able to compete effectively with the big box stores. This model requires a retail nursery to grow a substantial percentage its own plant material (trees, shrubs, and flowers) instead of buying them from a wholesale grower. It is capital intensive for a retail nursery to grow its own products, and it takes from 3-5 years to get up to speed. But, once the model is in place, it can allow the retail nursery to offer products at prices that are lower than or equal to those of the big box stores, while continuing to offer a level of selection and service the big box stores can not offer.

         Over the last 4 years, we have purchased wholesale operations growing trees, shrubs, and flowers and plan to continue to open retail operations in addition to our Midland, Texas retail nursery. We believe that this new hybrid retail/wholesale nursery business model will enable us to increase sales and create and sustain a profitable operation. We also believe that the competition in Texas and surrounding areas has not switched over to the new model, which should give us at least a 3 - 5 year head start on rolling out the model in this region.

Our Wholesale Business
----------------------

         We currently own three wholesale nursery operations in Texas and Arizona. At the end of 2002, we purchased a 272-acre tree farm near Tucson, Arizona known as "Major Trees" and now referred to as our Major Trees Tucson Farm. In May of 2004, we acquired a 17-acre of farming property and certain related assets near Houston Texas on which we have established a wholesale operation we refer to as our Major Trees Houston Farm. In 2005, we purchased the S&S Plant Farm in Midland, Texas which specializes in plants and flowers. This last farm is a 50-acre property with 8 acres under greenhouse and shade house, and a full complement of equipment and machinery for propagating trees, shrubs, plants and flowers from seeds and plugs.

         We now have over 300,000 trees and shrubs planted on the three wholesale farms, and enough infrastructure and equipment to grow trees, shrubs, and flowers for multiple locations in west Texas.

         Our wholesale operations are able to provide products to our retail nurseries, which we believe will allow us to offer competitive pricing, service and selection. Although we plan to divert our landscape trees, shrubs, plants and flower to our retail stores as demand at such stores grows, we plan to continue our wholesale business for the foreseeable future. We currently grow a variety of landscape trees, shrubs, bedding plants and flowers on three farms in Texas and Arizona. Our major wholesale customers include retail nurseries, major retail outlets and landscape companies located in the southwest United States. We have experienced strong demand from retailers and landscape companies for our landscape products in the southwest United States over the last three years, even as our production capacity has continued to grow, and expect to be able to maintain relationships with a sufficient number of our customers in order to be able to sell inventory that is not shipped to our retail stores.

Our Retail Business
-------------------

         Our current retail operations consist of a 4 acre retail nursery in Midland, Texas and 7 acres of land for a second retail center in San Angelo, Texas.

         In October 2005, we purchased a vacant 13,000 square foot building on four acres in Midland, Texas for the site of our first retail nursery at a very good price. We completed a $950,000 dollar conversion of the property including a complete remodel of the building and the addition of 32,000 square feet of greenhouse and 40,000 feet of tree display area. Retail operations at the site commenced on April 15, 2006, and in the first 10 weeks of operations we generated over $560,000 in retail business. We also did over $400,000 in business with our existing Midland wholesale customers. As we go forward, both the wholesale and retail business will be done at the retail center.

         In 2005, we also purchased 7 acres of commercial property in San Angelo, Texas that shares an intersection with Wal-Mart, Lowe's and Sam's Club. We purchased the ground for $4.50 per foot. One-acre lots across the street from Sam's Club have recently sold for $13.66 and $12.30 per square foot. We believe that our property is currently worth at least $1 million more than we paid for it. We plan to sell 3.5 acres of this property and develop the remaining 3.5 acres into a full service retail nursery in early 2007. We have not entered into any agreements with respect to the sale of this site.

         As the availability of capital and business factors permit, we plan to aggressively open retail centers and ramp up our wholesale operations in the coming years in Texas and surrounding areas. There are over 30 million people in this region which we believe could allow us to build over fifty nurseries to compete in these markets.

PRINCIPAL PRODUCTS AND THEIR MARKETS

         Our farms grow dozens of varieties of trees, shrubs, bedding plants, and flowers native to the Southwest region. These are primarily desert nursery products that thrive in the dry and arid regions common throughout the southwestern United States and are those varieties most commonly sold by nurseries and utilized by landscape companies in that area.

         The market for landscape trees, shrubs, bedding plants and flowers is large and very diverse. Due to the significant transportation and shipping costs as well as varying local growing conditions and landscaping needs, the markets for landscape trees and shrubs are very localized and highly specific to particular geographic and climatological region with the majority of landscape trees grown in particular areas also ultimately being sold and planted in the same geographic area. Historically, our major customer groups include retail nurseries, major retail outlets, and landscape companies located in New Mexico, Nevada, Oklahoma, Arizona and Texas. We plan to continue to market our trees, shrubs, bedding plants and flowers to those customers; however, as our retail operations grow, we expect to divert an increasing percentage of those plants to our retail stores.

         ELDARICA PINE. The primary tree grown by our Major Trees Tucson Farm is the Eldarica Pine, which accounted for approximately 44% of our sales in our fiscal year ended June 30, 2005 ("Fiscal 2005") and 29% of our sales in the nine months of our fiscal year ended of June 30, 2006. The Eldarica Pine is from the Middle East and Russia and is a desert tree with growth of 1-6 feet a year depending on climate, water, and fertilizer. The tree is highly disease resistant and hardy in warm climates. The Eldarica Pine has been sold in the United States for decades and is a proven commodity in both hardiness and marketability to the Christmas, landscape, and nursery markets in the southern United States and the region from Texas to California in particular.

         On our Major Trees Tucson Farm, we compete in a very small niche of the larger Christmas tree market-potted, living trees. In the American Southwest, unlike many other regions of our country, it is warm enough in the winter that consumers can buy living trees, rather than cut trees, keep them indoors during the Christmas season, and then plant them out of doors later that season. Our Eldarica Pine trees are well suited for sale as a potted, living tree in the Southwest because they are robust enough to withstand Christmas-season abuse, need little water and are able to withstand replanting in a warm, dry environment. Of our trees sold to Home Depot and similar retailers, we believe that many are sold and used as potted, living Christmas trees and then planted as landscaping trees. We plan to continue to operate our Major Trees Tucson Farm primarily as a wholesale business, continuing to market to Home Depot and other retailers or landscape companies in the Arizona area, as well as providing product to our retail centers.

         OTHER PRODUCTS. In addition to the Eldarica Pine, we also grow hundreds of other varieties of trees, shrubs, bedding plants, and flowers on our two Texas farms, and we buy additional products from regional wholesale suppliers for our retail stores. These products represented the other 56% of our sales in Fiscal 2005 and 71% of our sales in nine months ended June 30, 2006. We carry a full line of diverse products to service many of the needs of a southwest retail nursery center.

         We grow our trees and shrubs from seed to harvest in 1-gallon to 100-gallon plastic pots. The trees are sold at an average age of 3 years old, with heights ranging from 3 feet to 18 feet, with the best selling trees being 6-7 feet tall. We grow bedding plants and flowers from seed and from starts and sell most of the inventory out each year.

MARKETING AND DISTRIBUTION

         In the past, our focus has been on operating as a wholesale tree and shrub provider to retail nurseries and landscaping companies. We do not employ full-time sales force, engage third-party distributors or advertise our products. Our marketing efforts for our wholesale operation are informal, primarily through direct in-person contacts to management personnel at retail nurseries, and we ship directly to our customers. Although we hope to expand our wholesale operation in the future, consistent with our focus on becoming a vertically integrated nursery operation, we do not expect to spend a significant amount of money or other resources on the marketing of our wholesale business or the development of a sophisticated distribution channel in the near future.

         Going forward, our focus will be to create and to expand an integrated wholesale and retail nursery business.

         In the spring of 2006, we ran a large marketing campaign in Midland, Texas in connection with the opening of our first retail center. The ad campaign lasted for 10 weeks at a cost of approximately $55,000. We ran ads in the newspaper, on television, and on the radio. We placed thousands of small ads in an attempt to quickly build a brand name in Midland, and to get across our core message of "Better Plants, Better Prices." We wanted the public to quickly understand that there is a new retail nursery in town that grows much of the product, cuts out the middlemen, and offers very low prices. The campaign succeeded in attracting thousands of shoppers in the first 10 weeks we were open.

COMPETITION

         Competition-Wholesale
         ---------------------

         At the wholesale level, there are a large number of producers in any area, and a grower must possess some form of sustainable competitive advantage in order to be successful. This could take the form of geographic proximity to a large number of retailers, cultivation of a unique species or variety of trees, or access to affordable labor, natural resources or capital. The large number of growers also results in highly competitive pricing and pressures on profitability for people selling to the big box stores.

         With respect to our Major Trees Tucson Farm, we believe that the size of our Eldarica Pine operation, which is the largest in the Southwest, gives us a competitive advantage with larger retailers because of our perceived ability to meet their growing demand more easily than smaller growers. We also enjoy close proximity to Arizona and Nevada markets that are experiencing rapid population growth. We have not experienced a reduction in orders or significant demands for price reduction from Home Depot and other cost sensitive retailers. As a result, we believe that our prices (at least for our Eldarica Pine) are as low as or lower than those of our competitors. With respect to other factors, such as cost of production and access to labor, we do not have a significant advantage or disadvantage overall, and may be perceived as having a competitive advantage or disadvantage, depending upon which competitor we are being compared with.

         With respect to our wholesale operations in Texas, we believe that we are reasonably competitive with respect to all key factors, but do not believe that we have a significant advantage or disadvantage overall. We may be perceived as having a competitive advantage or disadvantage, depending upon which competitor we are being compared with. We plan on shrinking the size of our wholesale business in Texas, and shipping most of the products to our retail centers in the coming years.

         Competition-Retail
         ------------------

         In the retail nursery business, retailers compete primarily on the basis of price, selection, quality and service. The retail nursery business is presently dominated by big box retailers such as Home Depot, Lowe's and Wal-Mart. Such stores buy nursery materials in large quantities at big discounts from wholesale nursery growers. This allows them to sell at a discount, using smaller margins and to undercut the small nurseries by 30%-50%. The big box stores also have moderate selection and quality and are generally perceived as having substandard service in this industry. There are numerous small nurseries in any retail market that, although unable to compete on price, generally offer good service and quality and, in certain circumstances, superior selection or access to many types of plants.

         Our experience operating a retail store is limited with our first store having opened in April 2006. We expect to be able to match the big box retailers, and beat the small nurseries, with respect to price. We expect that our selection, quality and service will be comparable to that of a small nursery. Our two biggest competitors in Texas (other than the big box stores) are Houston Garden Center, with 20 locations in Houston, and Calloways, with 23 locations in various Texas markets. Both of these competitors use the old model and buy all of their products from wholesale growers.

         We do not know of any vertically integrated retailer in Texas that uses our business model. However, Moon Valley Nursery is a vertically integrated business located in Phoenix and Las Vegas that competes in the large tree segment of retail nurseries. We believe that they currently have 11 locations with exceptional selection and pricing. They are currently aggressively expanding in Phoenix and Las Vegas.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

         During Fiscal 2005, sales to Home Depot accounted for 44% of our revenues, and during nine months ended June 30, 2006, sales to Home Depot accounted for 29% of our revenues. In the future, we expect our dependence upon Home Depot to continue to decrease as our retail and other wholesale operations expand.

OUR FARMING PROPERTIES

         For information on our farming and retail properties, see Item 3 "Description of Properties."

INTELLECTUAL PROPERTY

         We do not presently regard our intellectual property as critical to our success. If we acquire any proprietary intellectual property rights that we believe would benefit from patent, copyright, trademark or trade secret protection, we intend to take appropriate steps in order to protect those rights. This would likely include the filing of applications for appropriate state and federal registrations of our intellectual property rights and requiring any employees involved with the intellectual property to sign confidentiality and invention agreements.

GOVERNMENT REGULATION

         The nursery industry as a whole is not regulated by state, federal or local governments. As a result, our expenses associated with compliance with government regulations are minimal. Because of the proximity of our properties to the Mexican border and our use of temporary laborers, we do experience some administrative expense in connection with our compliance with immigration and employment laws, including laws requiring that we verify the immigration status of our employees, limiting our ability to employ legal and illegal aliens, granting certain minimum wage and other rights to employees and facilitating the organization of labor. If we were to fail to comply with any such laws or regulations, we may incur significant expenses in connection with any government investigation or litigation and could be forced to pay fines and/or take costly measures to ensure compliance. At that point, costs associated with government regulations could become material.

RESEARCH AND DEVELOPMENT

         We have not incurred any research and development expenses in the past and do not anticipate incurring any such expenses in the foreseeable future.

ENVIRONMENTAL REGULATION

         We are not required to obtain any environmental permits and do not use any hazardous materials in connection with the operation of our nursery business. Accordingly, we have incurred no material expenses associated with environmental compliance. We do, however, use fertilizers and pesticides that may contain chemicals that have been, or may be, determined to be harmful to the environment, which chemicals could enter the air, surface water or ground water in and around our farms or affect animals and plants in the area. If that were to occur or if it has occurred in the past, we may be subject to fines, penalties and remediation obligations under the environmental laws; such include, without limitation, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation, and Liability Act. At such point, costs associated with environmental compliance and remediation could become material.

EMPLOYEES

         As of March 31, 2006, we had had a total of 45 employees, which includes 7 executives/managers, and 38 general and administrative employees. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

SUBSIDIARIES

         We run our operations through the following three subsidiaries: Major Trees, Inc., an Arizona corporation, which runs our wholesale operations in and around Tucson, Arizona and Houston, Texas; S&S Plant Farm, Inc., a Texas corporation, which runs our wholesale operations in Midland, Texas; and Texas Landscape Center, Inc., a Texas corporation, which runs our retail operations in Midland, Texas.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         This section may include projections and other forward-looking statements regarding management's expectations regarding performance of the Company. You should not place undue reliance on such projections and forward looking statements, and, when considering such projections and forward-looking statements, you should keep in mind the risk factors noted throughout this Report. You should also keep in mind that all projections and forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. See the "Risk Factors" beginning on page 19.

OVERVIEW

         Penge Corp is a Delaware corporation incorporated in 1987 with its principal offices at 1501 North Fairgrounds, Midland, Texas 79705. Our telephone number is (432) 683-8800. We are in the wholesale and retail nursery business. Our stock is traded on the OTC Pink Sheets under the symbol "PNGC."

         Our operations are directly or indirectly run through a subsidiary, Penge Corp, a Nevada corporation ("Penge Nevada"), which was organized in 2002 to engage in the nursery business. On June 30, 2005, Penge Nevada merged with a subsidiary of Profile Diagnostic Sciences, Inc., a Delaware corporation with no current operations. Following the merger, the officers and directors of Penge Nevada became the officers and directors of Profile Diagnostic Sciences, Inc. and the business Penge Nevada and its affiliates became the business of Profile Diagnostic Sciences, Inc. Following the merger, we changed the name of Profile Diagnostic Sciences, Inc. to "Penge Corp" Unless otherwise specified, descriptions of "Penge," "we," "us" or the "company" for periods prior to June 30, 2005 relate to Penge Nevada and its affiliates. For periods from and after June 30, 2005, those descriptions relate to Penge Corp (f/k/a Profile Diagnostic Sciences, Inc.) and its affiliates, including Penge Nevada.

         Since commencing business in August 2002, we have acquired the land and certain other assets from three tree, shrub and plant farms, one of which is in Arizona and two of which are in Texas. As we have acquired the properties, we have taken steps to improve operations and to expand the number of trees, shrubs and plants growing on, and harvested from, each such property.

         In October 2005, we purchased a vacant 13,000 square foot building on four acres in Midland, Texas for the site of our first retail nursery. We completed a $950,000 dollar conversion of the property including a complete remodel of the building and the addition of 32,000 square feet of greenhouse and 40,000 feet of tree display area. Retail operations at the site commenced on April 15, 2006, and in the first 10 weeks of operations we generated over $560,000 in retail business. We also did over $400,000 in business with our existing Midland wholesale customers. As we go forward, both the wholesale and retail business will be done at the retail center.

         In 2005, we also purchased 7 acres of commercial property in San Angelo, Texas that shares an intersection with Wal-Mart, Lowe's and Sam's Club. We purchased the ground in a sale for $4.50 per foot. One-acre lots across the street from Sam's Club have recently sold for $13.66 and $12.30 per square foot. We believe that our property is currently worth at least $1 million more than we paid for it. We plan to sell 3.5 acres of this property and develop the remaining 3.5 acres into a full service retail nursery in early 2007. We have not entered into any agreements with respect to the sale of this site.

         Going forward, our focus will be to create, and expand, a vertically integrated wholesale and retail nursery business. We expect that our tree, shrub and plant farms will be able to provide a substantial portion of the inventories for our recently opened and planned retail nurseries in the coming years. By owning the tree, shrub and plant farms that provide much of the inventory for the retail nurseries, we believe that we will be able to compete with, and even undercut, the "big box stores" that have become the dominant force in the retail nursery business. These big box stores have been driving many retail nurseries out of business by buying nursery materials in large quantities at big discounts from wholesale nursery growers in the United States. This allows them to sell at a discount using smaller margins and to undercut the small nurseries by 30% to 50%. We believe that our vertically integrated wholesale/retail nursery business model will allow us to compete with the big box stores on price, while providing better selection and service.

         For our wholesale business, our goal is to expand the number of trees and shrubs planted on our farms in the next few years while holding down increases in our administrative and other general operating expenses. As we spread our production costs over a larger inventory, we also hope to experience a decline in our per-unit production and sales costs. We do not plan to expand our wholesale sales. Instead, we plan to provide most of what we grow to our retail centers.

         Our Properties
         --------------

         OUR ARIZONA WHOLESALE OPERATIONS. In September 2002, we acquired property in southern Arizona, 90 minutes southeast of Tucson and the related wholesale tree business. We refer to this as our Major Trees Tucson Farm. This operation is a 20-year-old tree and shrub farm on 272 acres that grows trees and shrubs that are sold wholesale to retail outlets, such as Home Depot, and to retail nurseries and landscape companies primarily in Arizona, New Mexico, Texas, Oklahoma, and Nevada.

         Our Major Trees Tucson Farm produces and sells a variety of trees and shrubs and is the largest supplier of Eldarica Pine trees in the Southwest, selling these pine trees as, among other things, living, potted Christmas trees. As of March 31, 2006, we have an inventory of approximately over 150,000 trees growing on our Major Trees Tucson Farm.

         During the fiscal year ended June 30, 2005 ("Fiscal 2005") and nine-months ended March 31, 2006 ("nine months ended June 30, 2006"), our Major Trees Tucson Farm generated the following amount of revenue:

                  Fiscal Year                       Gross Revenue
                  -----------                       -------------
                  2005                                $840,000
                  2006(9 months)                      $860,000

         OUR TEXAS WHOLESALE OPERATIONS. In May 2004, we acquired a 17-acre farming property near Houston, Texas and certain related farming assets. We refer to this farm as our Major Trees Houston Farm. We grow a variety of landscape trees and shrubs on our Major Trees Houston Farm, which we ship almost exclusively to our retail nursery in Midland, Texas. We presently have an inventory of over 100,000 trees, palms and shrubs on the Major Trees Houston Farm, which we plan on harvesting and selling over the next 3-5 years.

         In March 2005, we acquired a bedding plant and flower farm in Midland, Texas, which we refer to as our S&S Plant Farm. We grow a variety of bedding plants, flowers, shrubs and trees on the S&S Plant Farm. Wholesale sales from the S&S Plant Farm occur primarily in spring and fall. In the future we plan on having the S&S Plant Farm supply exclusively to our retail stores, but most of the sales in the nine months ended June 30, 2006 were to other wholesale customers.

         RETAIL NURSERY LOCATION - MIDLAND, TEXAS. In October 2005, we purchased a vacant 13,000 square foot building on four acres in Midland, Texas for the site of our first retail nursery. We completed a $950,000 conversion of the property including a complete remodel of the building and the addition of 32,000 square feet of greenhouse and 40,000 feet of tree display area. Retail operations at the site commenced on April 15, 2006, and in the first 10 weeks of operations we generated over $560,000 in retail business. We also did over $400,000 in business with our existing Midland wholesale customers. As we go forward, both the wholesale and retail business will be done at the retail center.

         PROPOSED RETAIL NURSERY LOCATION - SAN ANGELO, TEXAS. In 2005, we also purchased 7 acres of commercial property in San Angelo, Texas that shares an intersection with Wal-Mart, Lowe's and Sam's Club. We purchased the ground for $4.50 per foot. One-acre lots across the street from Sam's Club have recently sold for $13.66 and $12.30 per square foot. We believe that our property is currently worth at least $1 million more than we paid for it. We plan to sell
3.5 acres of this property and develop the remaining 3.5 acres into a full service retail nursery in early 2007. We have not entered into any agreements with respect to the sale of this site.

         SEASONALITY. Our underlying wholesale business is the production and sale of trees, shrubs, bedding plants, and flowers to retailers and landscape companies. As with other agricultural businesses, our business is seasonal in nature with the majority of our revenues coming during the March-June and September-December periods.

         On our Major Trees Tucson Farm, we generally harvest trees in the fall and generate over 80% of our revenues from that farm between October and December. Revenues from our Major Trees Tucson Farm during other months of the year are growing but are still small. Costs associated with the Major Trees Tucson Farm also peak during approximately the same period as we harvest the trees, transport them to market and conduct most of our planting activities.

         On our S&S Plant Farm and the Major Trees Houston Farm, we generally harvest trees, shrubs, bedding plants and flowers between March and June and between September and December of each year. We generate substantially all of our revenues from those farms directly, or indirectly through our retail operations at the Texas Landscape Center, during thfrom Same period. We also incur increased transportation, sales and planting expenses during that period.

         The acquisition of the Texas-based farms and retain business has helped balance the seasonality of our business to some extent. Even so, we will continue to experience dramatic increases and decreases in revenue and expenses throughout the year and, as a result, our quarterly or multi-quarterly results will generally not be indicative of our annual results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Management is basing this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our critical accounting policies and estimates, including those related to agricultural productions, inventories, property and equipment, acquisition costs and revenue recognition. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect our future results of operations and cash flows.

         o Agricultural Production - We account for agricultural activities in accordance with Statement of Position 85-3, "Accounting by Agricultural Producers and Agricultural Cooperatives". All direct and indirect costs of growing crops are either accumulated as inventory or expensed as cost of goods sold. Permanent land development costs are capitalized and not depreciated. Limited-life land development costs and the development costs to bring long-life and intermediate-life plants into production are capitalized and depreciated using the straight-line method over the estimated useful lives of the assets.

         o Inventories - Growing crops inventory is stated at the lower of cost or market using the retail method as we have a large quantity of inventory items that have similar costs and markups; we do not have any individually significant items. Because our inventory has these characteristics, it is not beneficial to track inventory costs to each individual unit of inventory. Under the retail method, we count and extend our inventory at estimated sales prices, based upon historical sales, which we then multiply by our cost ratio to determine inventory at cost. Our cost ratio is determined by adding the total cost of the beginning inventory and all direct and indirect costs of growing crops divided by the total estimated sales price of ending inventory, based on historical sales, plus sales revenues. Raw material inventory is stated at the lower of market or cost using the first-in first-out (FIFO) method.

         o Property And Equipment - Property and equipment are stated at cost or carryover basis. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we periodically review our property and equipment for impairment.

         o Acquisition Costs - Costs related to proposed acquisitions are deferred and will be included in the acquisition price upon completion of the related acquisition. In the event an acquisition is unsuccessful, the costs related to the acquisition are written off to expense.

         o Revenue Recognition - Our revenue comes primarily from the sale of nursery products. We recognize revenue from the sale of nursery products when rights and risk of ownership have passed to the customer, there is persuasive evidence of a sales arrangement, product has been shipped or delivered to the customer, the price and terms are finalized and collection of the resulting receivable is reasonably assured.

RESULTS OF OPERATIONS

         NINE MONTHS ENDED MARCH 31, 2006 COMPARED WITH NINE MONTHS ENDED MARCH 31, 2005

         The following table reflects selected operational results for nine-month periods ended March 31, 2006 and March 31, 2005, which represent the nine months of Fiscal 2006 and Fiscal 2005:

                                                        PERIODS ENDED
                                                           MARCH 31,
                                                           ---------
                                                    2006              2005
                                                 -----------      -----------
               STATEMENT OF OPERATIONS DATA:
               REVENUE                           $ 1,707,552      $   991,906
               COST OF GOODS SOLD                  1,197,099          611,065
                                                 -----------      -----------
               GROSS PROFIT                          510,453          380,841
               OPERATING EXPENSES                    729,004          999,168
                                                 -----------      -----------
               LOSS FROM OPERATIONS                 (218,551)        (618,327)
               INTEREST EXPENSE                      638,968          222,693
                                                 -----------      -----------
               NET LOSS                          $  (857,519)     $  (841,020)
                                                 -----------      -----------
               LOSS PER COMMON SHARE                    (.04)            (.04)
                                                 -----------      -----------

         Our results of operations for the nine-months ended March 31, 2006 included the operations of our Major Trees Houston Farm, Major Trees Tucson Farm and S&S Plant Farm. Results of operations for the nine-months ended March 31, 2006 do not include the Texas Landscape Center, which was opened in April 2006. We expect to do approximately 1.3 million in sales in the quarter ending June 30, 2006.

         REVENUE AND COSTS OF GOOD SOLD. Our revenues are derived primarily from the sale of trees and other nursery products. Revenues increased from $991,906 for the nine-months ended March 31, 2005 to $1,707,552 for the nine-months ended March 31, 2006. Costs of Good Sold increased from $611,065 for the nine-months ended March 31, 2005 to $1,197,099 the nine-months ended March 31, 2006. Our revenue and certain of our expenses (particularly our cost of goods sold) are seasonal, with a majority of our revenue and costs of good sold being recognized between March and June and between October and December of each year. As a result, revenues, and related costs of good sold, for the quarters ended March 31, 2005 and March 31, 2006 are not representative of revenues or costs of good sold for the respective fiscal years. Such results primarily illustrate the seasonality of our business.

         OPERATING EXPENSES. Operating expenses consist primarily of personnel expense associated with management, consulting fees, travel expenses, professional fees, general overhead and depreciation. Operating expenses decreased from $999,168 for the nine-months ended March 31, 2005 to $729,004 for the nine-months ended March 31, 2006. This decrease is attributable to decreased personnel. We expect our operating expenses as a percentage of revenue to continue to decrease.

         OTHER EXPENSE. Other expense consists primarily of interest paid on outstanding notes payable and amortization of deferred loan costs. It also includes loss on disposal of fixed assets. Other expense increased from $222,693 for the nine-months ended March 31, 2005 to $638,968 for the nine-months ended March 31, 2006. This increase is a result of an increase in indebtedness primarily in order to fund our expansion of inventory and our expansion costs. We expect our other expenses to increase as a percentage of revenue short-term and then to decrease as a percentage of revenue long-term.

         NET LOSS. Our net loss increased from $841,020 for the nine-months ended March 31, 2005 to $857,519 for the nine-months ended March 31, 2006. The increase in net loss is the result of the increased other expense described above. We expect our net loss to decrease in the next year as a result of higher sales, increased gross margins, and lower operating expenses as a percentage of sales.

         YEAR ENDED JUNE 30, 2005

         The following table reflects selected operational results for Fiscal 2005:

                                                          YEAR ENDED
                                                           JUNE 30,
                                                             2005
                                                          -----------
               STATEMENT OF OPERATIONS DATA:
               REVENUE                                    $ 1,919,770
               COST OF GOODS SOLD                           1,424,309
                                                          -----------
               GROSS PROFIT (LOSS)                            495,461
               TOTAL OPERATING EXPENSES                     1,449,127
                                                          -----------
               LOSS FROM OPERATIONS                          (953,666)
               OTHER EXPENSE:                                 416,808
                                                          -----------
               NET LOSS                                    (1,370,474)
                                                          -----------
               NET LOSS PER COMMON SHARE                         (.09)
                                                          -----------

         Our results of operations for Fiscal 2005 reflect results from the Major Trees Tucson Farm and the Major Trees Houston Farm. In March 2005, we acquired the S&S Plant Farm. Our results of operations for Fiscal 2005 reflect 4 months of revenue and expense from the S&S Plan Farm. Our results of operations for Fiscal 2005 do not include any sales from our Texas Landscape Center, which commenced operations in April 2006.

         REVENUE. Our revenues are derived primarily from the sale of trees and other nursery products. Most of the trees we grow can be sold within three years of being planted. Our revenue for Fiscal 2005 was $1,919,770. During Fiscal 2005 and prior years, we have significantly increased our tree inventory by planting or acquiring additional trees. In addition, we acquired the S&S Farm 8 months into Fiscal 2005. We expect annual revenue growth to accelerate in Fiscal 2006 and the fiscal year ending June 30, 2007 ("Fiscal 2007"), primarily as a result of revenue associated with the S&S Plant Farm and the new Texas Landscape Center in addition to sales from inventory planted at the Major Trees Houston Farm and the Major Tree Tucson Farm.

         COST OF GOODS SOLD. Cost of goods sold includes all operational expenses associated with the operation of our three farms, including all farm-related salaries, planting, maintenance and harvesting costs, equipment and any depreciation related to the foregoing. During Fiscal 2005, our cost of goods sold was $1,424,309. We primarily sold acquired inventory, for which we generally record a higher expense in cost of goods sold than we do with respect to inventory we have produced. In the future, we expect to decrease the percentage of acquired inventory we sell and, as a result, expect our cost of goods sold to decrease as a percentage of revenue.

         OPERATING EXPENSES. Operating expenses consist primarily of personnel expense associated with management, consulting fees, travel expenses, professional fees, general overhead and depreciation. Our operating expenses for Fiscal 2005 were $1,449,127, consisting primarily of salaries and other G&A. In light of expenses preparatory to, and associated with, this Form 10-SB and anticipated ongoing compliance expenses, as well as projected expenses associated with our existing retail store and a planned retail store, we expect other general and administrative expenses to increase in Fiscal 2006 and Fiscal 2007.

         INTEREST EXPENSE. Interest expense consists primarily of interest paid on outstanding notes payable and amortization of deferred loan costs. Interest expense was $372,792 for Fiscal 2005. We expect interest expense to increase in the short-term as we expand our growing operations and add retail nurseries.

         NET LOSS. Our net loss was $1,370,474 for Fiscal 2005. Our net loss increased over prior periods because of higher interest expense, expenses associated with stocks and options, lower gross margins, and higher salaries, consulting, and other G&A. We expect our net loss to decrease in the next year as a result of higher sales, increased gross margins, and lower operating expenses as a percentage of sales.

LIQUIDITY AND CAPITAL RESOURCES

         Capital Commitments and Expenditures. The following table discloses aggregate information about our contractual obligations including long-term debt, operating and capital lease payments, office lease payments, contractual service agreements and the periods in which payments are due as of March 31, 2006.

                                                         LESS THAN
                                                           1 YEAR          2-3 YEARS         4-5 YEARS        AFTER
                                                         (4/1/06 TO        (4/1/07 TO       (4/1/09 TO       5 YEARS
    CONTRACTUAL OBLIGATIONS              TOTAL            3/31/07)          3/31/09)         3/31/11)     (AFTER 4/1/11)
----------------------------------    ----------         ----------        ----------       ----------      ----------
Operating leases                              --                 --                --               --              --
Capital leases                           427,720             97,629           195,258          134,833              --
Office lease                                  --                 --                --               --              --
Contractual service agreements                --                 --                --               --              --
Notes payable                          6,381,282          1,622,263         3,072,292        1,394,580         292,147
                                      ----------         ----------        ----------       ----------      ----------

Total contractual cash obligations     6,809,002          1,719,892         3,267,550        1,529,413         292,147
                                      ----------         ----------        ----------       ----------      ----------

         The following table summarizes the material terms of our convertible and non-convertible notes (listed in order of ultimate maturity date); except as set forth in the notes to the table below, we are current with all required payments and in compliance with all material covenants with respect to such notes:

                                                                                  CONVERSION
  PRINCIPAL    BALANCE AS OF                       MATURITY DATE;    INTEREST     AND OTHER
   AMOUNT      JUNE 31, 2006   ORIGINATION DATE  REQUIRED PAYMENTS     RATE         TERMS           SECURITY
------------  ---------------  ----------------  -----------------  ----------  -------------  -------------------

   $20,000        $21,200          4/17/06       8/15/06; prorated      6%           N/A            Unsecured
                                                  annual interest
                                                   plus principal
                                                  due on maturity

  $200,000        $56,000          9/15/05        8/15/06; $1,120       24%          N/A        Second lien on S&S
                                                      monthly                                   Plant Farm

  $200,000        $147,500         6/15/06       12/15/06; monthly      24%          N/A        Second lien on S&S
                                                      interest                                  Plant Farm

  $600,000        $201,080        9/27/2002          3/1/2007;          7%           N/A        First lien on all
                                                 $150,000 annually                              assets acquired
                                                     on March 1                                 from M7 Farms

  $200,000        $77,149         9/27/2002      3/1/2007; $50,000      7%           N/A        First lien on
                                                 annually on March                              outstanding shares
                                                         1                                      of Major Trees, Inc.

  $400,000        $273,202        5/26/2004       5/1/2009; $2,500      (1)          N/A        First lien on all
                                                      monthly                                   assets acquired
                                                                                                from Major Trees
                                                                                                Houston Farm LLC

   $25,000        $25,000          9/28/05            9/28/07;          12%          (2)        Lien on 3,845 trees
                                                     quarterly                                  on the Major Trees
                                                 interest payments                              Tucson Farm


                                                        15

                                                                                  CONVERSION
  PRINCIPAL    BALANCE AS OF                       MATURITY DATE;    INTEREST     AND OTHER
   AMOUNT      JUNE 31, 2006   ORIGINATION DATE  REQUIRED PAYMENTS     RATE         TERMS           SECURITY
------------  ---------------  ----------------  -----------------  ----------  -------------  -------------------

   $30,000        $30,000          9/13/05            10/1/07;          12%          (2)        Lien on 4,611 trees
                                                     quarterly                                  on the Major Trees
                                                 interest payments                              Tucson Farm

   $60,000        $60,000          11/03/05           11/1/07;          12%          (2)        Lien on 9,221 trees
                                                     quarterly                                  on the Major Trees
                                                 interest payments                              Tucson Farm

   $25,000        $25,000          11/14/05           12/1/07;          12%          (2)        Lien on 3,845 trees
                                                     quarterly                                  on the Major Trees
                                                 interest payments                              Tucson Farm

   $12,500        $12,500          11/16/05           12/1/07;          12%          (2)        Lien on 1,923 trees
                                                     quarterly                                  on the Major Trees
                                                 interest payments                              Tucson Farm

   $50,000        $50,000          1/26/06       1/1/08; quarterly      12%          (3)        Lien on 7,425 trees
                                                 interest payments                              on the Major Trees
                                                                                                Tucson Farm

   $50,000        $50,000          1/26/06       1/1/08; quarterly      12%          (3)        Lien on 7,425 trees
                                                 interest payments                              on the Major Trees
                                                                                                Tucson Farm

  $100,000        $100,000         1/31/06       1/1/08; quarterly      12%          (3)        Lien on 14,850
                                                 interest payments                              trees on the Major
                                                                                                Trees Tucson Farm

  $150,000        $129,550         12/31/05       2/12/08; $1,370      7.25%         N/A        Trust deed on S&S
                                                      monthly                                   Plant Farm

   $80,000        $80,000           3/8/06       3/1/08; quarterly      12%          (2)        Lien on 12,308
                                                 interest payments                              trees on the Major
                                                                                                Trees Tucson Farm

   $50,000        $50,000          4/12/06       3/1/08; quarterly      12%          (2)        Lien on 7,684 trees
                                                 interest payments                              on the Major Trees
                                                                                                Tucson Farm

  $242,000        $225,656         12/21/05       3/31/08; $2,016       18%          (3)        Trust deed on 119
                                                  monthly in Feb,                               acres of real
                                                   Mar, and April                               property located in
                                                   2006; $11,167                                Midland County,
                                                 monthly beginning                              Texas
                                                   May 2006 until
                                                   maturity date

   $70,000        $70,000          3/24/06       4/1/08; quarterly      12%          (2)        Lien on 10,770
                                                 interest payments                              trees on the Major
                                                                                                Trees Tucson Farm


                                                        16

                                                                                  CONVERSION
  PRINCIPAL    BALANCE AS OF                       MATURITY DATE;    INTEREST     AND OTHER
   AMOUNT      JUNE 31, 2006   ORIGINATION DATE  REQUIRED PAYMENTS     RATE         TERMS           SECURITY
------------  ---------------  ----------------  -----------------  ----------  -------------  -------------------

   $50,000        $50,000          4/12/06       5/1/08; quarterly      12%          (3)        Lien on 7,425 trees
                                                 interest payments                              on the Major Trees
                                                                                                Tucson Farm

  $100,000        $100,000         1/10/06            1/30/08;          12%          (3)        Lien on 14,850
                                                     quarterly                                  trees on the Major
                                                 interest payments                              Trees Tucson Farm

(1) Accruing interest at 7% until May 2005, at 8% from May 2005 until May 2007 and at 9% from May 2007 until May 2009.
(2) Convertible with accrued interest into common stock at $0.95 per share during the first twelve months and at $1.05 per share for the second twelve months; we have agreed to register the shares of common stock received upon conversion upon registration of any of our shares of common stock.
(3) Convertible with accrued interest into common stock at $0.95 per share during the first twelve months and at $1.10 per share for the second twelve months; we have agreed to register the shares of common stock received upon conversion upon registration of any of our shares of common stock.

         As of March 31, 2006, we had $284,792 in cash and cash equivalents. This represents a decrease of $182,651 compared to June 30, 2005. Cash used during the nine months ended March 31, 2006 includes approximately $712,889 used in operations as well as $1,719,610 used in investing activities. Sources of cash during the nine months ended March 31, 2006 included a net amount of $2,310,176 from financing activities. Of the $2,310,176 of net cash provided by financing activities, $1,504,500 represents net cash received less payments made on convertible promissory notes issued to multiple parties from July 2005 - March 2006, $360,823 represents net cash received less payments made on non-convertible notes, $350,477 represents the proceeds from issuance of common stock less offering costs. The $94,376 difference between the $2,310,176 of net cash provided by financing activities and the $2,215,800 of cash itemized above represents advances from related parties, payments on related party advances and loan costs and payments on capital lease obligations.

         As of June 30, 2005, we had $467,443 in cash and cash equivalents. Cash used during the year ended June 30, 2005 includes approximately $926,296 used in operations as well as $953,119 used in investing activities. Sources of cash during the year ended June 30, 2005 included a net amount of $2,215,469 from financing activities. Of the $2,215,469 of net cash provided by financing activities, $1,777,656 represents net cash received less payments made on convertible promissory notes issued to multiple parties from July 2004 - June 2005, $132,240 represents net cash received less payments made on non-convertible notes, $352,723 represents the proceeds from issuance of common stock less offering costs. The $47,819 difference between the $2,215,469 of net cash provided by financing activities and the $2,263,619 of cash itemized above represents related party advances, payments on related party advances and loan costs and payments on capital lease obligations.

         Our material capital expenditures for Fiscal 2005 included direct costs of approximately $600,081to plant tree, shrub, and flower inventory, $514,119 to purchase property and equipment and $300,000 to pay the cash portion of the purchase price of S&S Plant Farm and $150,000 to pay the cash portion used to merge with Profile Diagnostic Sciences, Inc.

         Our material capital expenditures for the nine-months ended March 31, 2006 included direct costs of approximately $914,956 to plant tree, shrub, and flower inventory, $1,771,917 to purchase property and equipment, and $950,000 to build out our Texas Landscape Center.

         We anticipate making capital expenditures during the fourth quarter of Fiscal 2006 and Fiscal 2007. Specifically, resources permitting, we plan to spend at least $1,500,000 to open a second reatail nursery and to replace inventory sold during Fiscal 2006.

         Liquidity. The following table reflects selected balance sheet data as of June 30, 2005 and March 31, 2006.

                                                                  MARCH 31, 2006        JUNE 30, 2005
                                                                  --------------        -------------
         BALANCE SHEET DATA:
         Cash and cash equivalents............................           215,968              338,291
         Working capital (deficit)............................         (626,893)            1,037,064
         Total assets.........................................         8,976,035            6,396,808
         Retained deficit.....................................       (3,048,593)          (2,191,074)
         Stockholders' equity.................................           440,192              498,145

         As of March 31, 2006, we had $215,968 in cash and cash equivalents, total current assets of $2,884,835 and currently liabilities of $3,511,728, representing a current working capital deficit of $(626,893). Our current liabilities as of March 31, 2006 include a $703,125 balance on a secured convertible note due with one year, and a $754,351 principal balance on non-convertible notes payable due within one year.

         With respect to the current portion of our notes payable, we believe that most of the holders of the convertible and non-convertible notes coming due in the next year will either convert such debt to equity or replace existing notes with notes with deferred payment dates. To the extent that does not occur, we believe that we can raise capital sufficient to repay the current portion of our long term debt through the issuance of additional notes and the sale of equity securities and warrants.

         In addition, members of our management have informally agreed to provide up to $200,000 of short-term financing to us. Such financing bears interest at 8% per annum. Management may demand payment on 30 days written notice.

         Other than the informal and nonbinding commitments from management, we do not have any specific commitments from third parties to provide financing needed to cover any capital shortfalls with respect to our operations, planned capital expenditures or near-term debt obligations. We caution that, particularly in light of the early stage of our business, such financing may not be available on favorable terms, or at all. We may be compelled to divert substantial portions of our existing cash and future cash flow to the repayment of debt, which would limit our ability to replace or expand inventory and acquire additional farms. This would have an adverse affect on revenues in the coming years. Certain of such debt is secured by our real property, and holders of the unsecured debt have standard remedies available to creditors. If we were to default on such notes and the holders were to exercise their remedies, we would incur substantial legal expenses, penalties and related costs and could be forced to seek bankruptcy protection or to discontinue operations.

         Our consolidated financial statements have been prepared on the assumption that our Company will continue as a going concern. Our independent registered public accounting firm has issued its report dated October 29, 2005 that includes an explanatory paragraph stating that recurring losses raise substantial doubt about our ability to continue as a going concern. Our product line is limited, and it has been necessary to rely upon financing from the issuance of promissory notes and the sale of our equity securities to sustain operations in the past. Additional financing will be required if we are to continue as a going concern.

RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this Report before purchasing any shares of our common stock. In addition to historical information, the information in this Report contains forward-looking statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this Report. The risks described in this Report represent the risks that management has identified and determined to be material to our company. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also materially and adversely affect our business operations. Any of these risks could materially and adversely affect our business, results of operations and financial condition.

                  Risks Regarding Our Company and Our Business
                  --------------------------------------------

OUR LIMITED OPERATING HISTORY AND EVOLVING BUSINESS PLAN MAKE IT DIFFICULT FOR YOU TO EVALUATE OUR PERFORMANCE AND FORECAST OUR FUTURE.

         We were formed and began operations in 2002, have made several acquisitions of businesses and assets in the last 3 1/2 years and are in the process of expanding the focus of our business to include retail, as well as wholesale, nursery operations. We began operating tree, shrub and plant farms less than four years ago and are just entering into the retail nursery business. None of our key management personnel have any experience in the retail nursery business. Our limited operating history, recent acquisitions, and expanding business focus make it difficult for you to evaluate our ability to generate revenues, manage costs, create profits and generate cash from operations. Before investing in our common stock, you should consider the risks and difficulties we may encounter as a relatively new business, including risks related to our ability to

         o        implement our business plan;

         o obtain capital necessary to continue operations and implement our business plan;

         o        anticipate and adapt to changes in the market;

         o        find, acquire and develop new wholesale and retail properties;

         o        administer and manage our operations; and

         o        successfully compete in the retail nursery industry.

         If we fail to successfully manage these risks, our operations and financial condition will suffer, and we may fail.

IF WE CANNOT RAISE SUFFICIENT CAPITAL AT REASONABLE PRICES, WE MAY BE UNABLE TO MEET EXISTING OBLIGATIONS OR ADEQUATELY EXPLOIT EXISTING OR FUTURE OPPORTUNITIES.

         As of March 31, 2006, we had $215,968 in cash and cash equivalents and a current account deficit of ($626,893). We need to obtain significant additional working capital to implement our business plan of expanding our retail nursery operations and to be able to meet our financial obligations as they become due. We may not be able to raise the additional capital needed, or we may be forced to pay an extremely high price for capital. Factors affecting the availability and price of capital may include the following:

         o        the availability and cost of capital generally;

         o        our financial results;

         o market interest, or lack of interest, in our industry and business plan;

         o        the success of our business;

         o        the amount of our capital needs; and

         o the amount of debt, options, warrants and convertible securities we have outstanding.

         If we cannot raise sufficient capital or are forced to pay a high price for capital, we may be unable to meet current or future obligations or adequately exploit existing or future opportunities. If we are unable to obtain capital for an extended period of time, we may be forced to discontinue operations.

WE HAVE PLEDGED A SIGNIFICANT PORTION OF OUR ASSETS TO SECURE FINANCING AGREEMENTS, AND IF WE DEFAULT UNDER SUCH ARRANGEMENTS, OUR CREDITORS MAY FORECLOSE ON OUR PLEDGED ASSETS.

         We have pledged substantially all of our assets to secure notes payable funding each of our farms and commercial properties and to secure other indebtedness. Governing security agreements grant our creditors the rights and remedies that are commonly provided a secured creditor. If we default under such arrangements, such creditors may foreclose on, seize and dispose of, all pledged assets.

         OUR EXPANSION INTO THE RETAIL NURSERY BUSINESS CREATES NUMEROUS ADDITIONAL RISKS.

         We recently opened our first retail nursery in Midland, Texas and plan to establish additional retail stores throughout Texas and the surrounding area over the next several years. Our business plans anticipate our becoming an integrated wholesale retail operation. Our foray into the retail nursery business may fail for various reasons, including the following:

         o We do not have experience in the retail nursery business and may have failed to properly anticipate marketing needs, operating costs, inventory costs, competition for retail employees and other important aspects of the nursery retail business.

         o We may be unable to draw customers from, and compete with, large stores such as Home Depot or Walmart, which dominate the markets we hope to penetrate. Such stores have established reputations, customer bases and significant amounts of capital. Such capital could be used to increase their advertising, offer goods at a price that is below our production or purchase costs (even if at a short-term loss) or aggressively compete in other ways.

         o If initial sales are slower than expected, we may not have, or may be unable to obtain, the capital necessary to continue operation of our initial retail store or subsequent stores until sales expand;

         o We may be unable to supply all variety or quantities of trees, shrubs, flowers and other plants for our retail store. If not, plant inventory may not be available from other sources or may be available only at a high cost.

         o We do not have, or expect to have, in place long-term supply agreements for non-plant items typically sold at retail stores, such as containers, fertilizers and tools. We may be unable to purchase such inventory at cost that will permit us to be competitive with the big box stores on those items.

         We have invested significantly in, and borrowed extensively in order to fund, our new retail nursery business. The failure of our retail business to grow as expected or for individual stores to become profitable within reasonable time after opening would likely create a significant liquidity problem and otherwise materially adversely affect our business, our operations and our financial condition.

WE ARE REQUIRED TO MAKE PAYMENTS UNDER OUTSTANDING NOTES IN AMOUNTS EXCEEDING OUR EXISTING CASH AND CASH EQUIVALENTS BEGINNING IN 2007.

         We have issued convertible and nonconvertible notes to fund our operations having a principal amount of $3,217,625 as of March 31, 2006. Of these notes, $2,247,171.96 of which are secured by our farming and commercial properties and $2,241,077.00 of which is secured by trees contained in our inventory. As of March 31, 2006, our monthly interest payment with respect to such notes was approximately $60,242 per month, and we are required to begin paying down principal on these notes in at various times beginning in 2007.

         The amounts payable under our outstanding notes in the current fiscal year exceed our current cash and cash equivalents. If we default on payments under these notes, the holders will have the right to accelerate principal and interest payments and pursue remedies available at law and under governing documents. The exercise of such remedies would likely result in our insolvency.

WE MAY BE UNABLE TO SELL A PORTION OF OUR PROPERTY IN SAN ANGELO, TEXAS OR OTHERWISE OBTAIN CAPITAL IN ORDER TO BUILD A RETAIL STORE ON THAT SITE, WHICH IS AN IMPORTANT COMPONENT OF OUR BUSINESS PLAN.

         We own approximately 7 acres of commercial property in San Angelo, Texas, a portion of which we plan to sell to partially fund the construction of a retail store. We have not begun marketing such property and do not have any commitments from any parties to purchase such property. Even if a portion of the San Angelo property were sold, we would likely need additional capital in order to complete the construction of a retail store on that site. We do not have the capital in order to build the retail store and do not have any commitments to provide capital. Because we are unprofitable and already highly leverage, we may be unable to obtain capital necessary to commence or complete construction of a retail store. Even if we are able to obtain needed capital, we may not obtain it on a timely basis and may be forced to pay a high price for capital. Our business plan anticipates that we will be able to complete construction of, and open, a store in San Angelo Texas by the spring of 2007, which is the primary revenue store for a retail nursery. If we fail, because of the absence of capital or for other reasons, to complete timely construction of that store, our revenues for 2007 will be less than expected, and our results of operations will be harmed, in part because we will continue to have debt obligations associated with the San Angelo site but may not have a commensurate amount of revenue in order to fund the debt.

WE MAY BE UNABLE TO CONTINUE TO IDENTIFY APPROPRIATE ACQUISITION TARGETS OR CONSUMMATE ACQUISITIONS OF THOSE TARGETS, AND IF WE ARE UNABLE TO DO SO OUR BUSINESS WILL NOT CONTINUE TO GROW AS PLANNED.

         Our business plan anticipates growth in part through continued acquisition of farming and retail properties or businesses. We may be unable to implement that acquisition strategy for several reasons, including the following:

         o We may be unable to locate suitable nursery businesses or properties for acquisition for various reasons, including:

                  o        the absence of such businesses or properties;

                  o our lack of knowledge of such businesses or properties or the fact that they are for sale;

                  o our lack of sufficient working capital to conduct an adequate search for potential acquisition targets, and to conduct the due diligence necessary to evaluate the appropriateness of a potential target; and

                  o our lack of expertise or experience in evaluating or operating the types of businesses or properties that are for sale.

         o The owners of businesses and properties that we are interested in acquiring may be unwilling to sell to us for various reasons, including:

                  o an unwillingness to accept our restricted equity securities or a promissory note as consideration;

                  o a desire to receive cash and a lack of confidence in our ability to obtain the cash necessary to close;

                  o concerns with our ability to operate the business profitably or appropriately, and

                  o a desire to be acquired by a larger company for strategic or personal reasons (including the desire to be employed by a larger, more stable acquirer).

         o We may be unable to raise the capital necessary to purchase those businesses or properties that we identify as potential acquisition targets quickly enough or at all in order to be able to consummate desired acquisitions.

         If we cannot continue to identify appropriate acquisition targets and consummate acquisitions, our business will not continue to grow as planned.

WE HAVE INCURRED SUBSTANTIAL LOSSES SINCE OUR INCEPTION AND MAY CONTINUE TO INCUR LOSSES IN THE FUTURE.

         We have experienced net losses in each twelve-month period since inception, with a retained deficit of approximately $3,048,593 as of March 31, 2006. As we continue to invest in the purchase of new properties or businesses, and to expand our wholesale and retail operations, it is unlikely we will become profitable in the near future. Even if we do become profitable, we may not be able to maintain profitability or to increase profitability in the future.

OUR ACCOUNTANTS HAVE INCLUDED AN EXPLANATORY PARAGRAPH IN OUR FINANCIAL STATEMENTS REGARDING OUR STATUS AS A "GOING CONCERN."

         Our consolidated financial statements have been prepared on the assumption that our Company will continue as a going concern. Our independent registered public accounting firm has issued its report dated October 29, 2005 that includes an explanatory paragraph stating that recurring losses raise substantial doubt about our ability to continue as a going concern. Our product line is limited, and it has been necessary to rely upon financing from the issuance of promissory notes and the sale of our equity securities to sustain operations in the past. Additional financing will be required if we are to continue as a going concern.

WE MAY BE UNABLE TO MANAGE SIGNIFICANT GROWTH.

         To successfully implement our business strategy, we must establish and achieve substantial growth in our customer base through expansion of production and sales from existing properties, through business acquisitions, and through expansion into the retail nursery business. If achieved, significant growth would place significant demands on our management and systems of financial and internal controls, particularly because of the number of places of businesses from which we operate or expect to operate. Moreover, significant growth would require an increase in the number of our personnel, particularly within sales, accounting and management. The market for such personnel remains highly competitive, and we may not be able to attract and retain the qualified personnel required by our business strategy. If successful in expanding our business, we may outgrow our present management capacity, placing additional strains on our human resources in trying to locate, manage and staff multiple locations. If we are unable to adequately manage our projected growth, our operations and financial condition may fail to improve, or even deteriorate.

OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS HAVE EFFECTIVE CONTROL OF PENGE.

         Our directors, officers, and 5% shareholders and their affiliates control approximately 60% of our outstanding shares of common stock. These directors, officers and affiliates effectively control all matters requiring approval by the shareholders, including any determination with respect to the acquisition or disposition of assets, future issuances of securities, declarations of dividends and the election of directors. This concentration of ownership may also delay, defer or prevent a change in control and otherwise prevent shareholders other than our affiliates from influencing our direction and future.

WE ARE DEPENDENT UPON KEY PERSONNEL, AND THE LOSS OF SUCH PERSONNEL COULD SIGNIFICANTLY IMPAIR OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN.

         We are highly dependent upon the efforts of management, particularly Kirk Fischer, our Chairman and Chief Executive Officer, KC Holmes, our President and Chief Financial Officer, Curtis Schmid, our President of S&S Plant Farm, and Jim Fischer, our Vice President of Arizona Tree Operations. Competition for management personnel is intense, and the number of qualified managers knowledgeable about, and interested in, the tree and shrub nursery industry is limited. As a result, we may be unable to retain our key management employees or attract other highly qualified employees in the future. In addition, the large number of shares of common stock issued to our officers and directors to date are not subject to repurchase rights if such persons terminate employment with us, decreasing our ability to provide equity-based incentive for new management. We may be required to offer significant salaries and equity-based compensation in order to retain or attract qualified management personnel and key employees. If we are unsuccessful in retaining or attracting such employees, the reduction in the quantity or quality of personnel may lead to a decline in our production, sales or service capacity.

OUR FARMS ARE CURRENTLY OUR PRIMARY SOURCE OF REVENUE AND ARE VULNERABLE TO INSECTS, DISEASE, WEATHER, DROUGHT, FIRE AND OTHER NATURAL HAZARDS.

         Our tree and shrub farms are currently our primary source of revenue. In addition, as we expand into the retail business, our ability to offer competitive prices will be dependent upon our ability to produce a substantial portion of our inventory. The various plant varieties that we grow on the farms are subject to risks associated with disease, insects, weather, drought, fire and other natural hazards. We cannot prevent or predict the impact of disease, insects, weather, drought, fire or other natural hazards on our trees, shrubs and plants. If our trees, shrubs and plants we grow are damaged or destroyed by any of those elements, we could suffer a significant loss of revenue and assets. The loss would be particularly significant if the affected plants were the Eldarica Pine, which accounted for approximately 44% of our revenue in Fiscal 2005.

TRADING IN OUR COMMON STOCK IS THIN, AND THERE IS A LIMIT TO THE LIQUIDITY OF OUR COMMON STOCK.

         Our common stock is quoted on the OTC Pink Sheets but experiences extremely low volume and is traded on a sporadic basis. Trading in our common stock is likely dominated by a few individuals. Because of the thinness of the market for our stock, the price of our common stock may be subject to manipulation by one or more stockholders and may increase or decrease significantly because of buying or selling by a single stockholder. In addition, the limited volume of trading limits significantly the number of shares that one can purchase or sell in a short period of time. Consequently, an investor may find it more difficult to dispose of large numbers of shares of our common stock or to obtain a fair price for our common stock in the market.

EVEN IF A BROADER MARKET FOR OUR COMMON STOCK DEVELOPS, THE MARKET PRICE FOR OUR COMMON STOCK WILL LIKELY CONTINUE TO BE VOLATILE AND MAY CHANGE DRAMATICALLY AT ANY TIME.

         Our common stock is quoted on the OTC Pink Sheets, but experiences extremely low volume and is traded on a sporadic basis. Even if a broader market for our common stock develops, the market price of our common stock, like that of the securities of other early-stage companies, can be expected to be highly volatile. Our stock price may change dramatically as the result of announcements of our quarterly results, the execution or termination of significant contracts, significant litigation or other factors or events that would be expected to affect our business or financial condition, results of operations and other factors specific to our business and future prospects. In addition, the market price for our common stock may be affected by various factors not directly related to our business, including the following:

         o intentional manipulation of our stock price by existing or future shareholders;

         o short selling of our common stock or related derivative securities;

         o a single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;

         o the interest, or lack of interest, of the market in our business sector, without regard to our financial condition or results of operations;

         o the adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to offer our products and services or affect our cost structure; and

         o economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

OBTAINING ADDITIONAL CAPITAL THROUGH THE FUTURE SALE OF COMMON STOCK AND DERIVATIVE SECURITIES WILL RESULT IN DILUTION OF SHAREHOLDER INTERESTS.

         We plan to raise additional funds in the future by issuing additional shares of common stock, or securities such as convertible notes, options, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other derivative securities will lead to further dilution of the equity ownership of existing holders of our common stock.

OUR COMMON STOCK IS A "LOW-PRICED STOCK" AND SUBJECT TO REGULATION THAT LIMITS OR RESTRICTS THE POTENTIAL MARKET FOR OUR STOCK.

         Shares of our common stock may be deemed to be "low-priced" or "penny stock," resulting in increased risks to our investors and certain requirements being imposed on some brokers who execute transactions in our common stock. In general, a low-priced stock is an equity security that:

         o        Is priced under five dollars;

         o Is not traded on a national stock exchange, the Nasdaq National Market or the Nasdaq SmallCap Market;

         o        May be listed in the OTC Pink Sheets or the OTC Bulletin
                  Board;

         o Is issued by a company that has less than $5 million in net tangible assets (if it has been in business less than three years) or has less than $2 million in net tangible assets (if it has been in business for at least three years); and

         o Is issued by a company that has average revenues of less than $6 million for the past three years.

         We believe that our common stock is presently a "penny stock." At any time the common stock qualifies as a penny stock, the following requirements, among others, will generally apply:

         o Certain broker-dealers who recommend penny stock to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.

         o Prior to executing any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers a disclosure schedule explaining the risks involved in owning penny stock, the broker-dealer's duties to the customer, a toll-free telephone number for inquiries about the broker-dealer's disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale.

         o In connection with the execution of any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers the following:

                  o        bid and offer price quotes and volume information;

                  o        the broker-dealer's compensation for the trade;

                  o the compensation received by certain salespersons for the trade;

                  o        monthly accounts statements; and

                  o a written statement of the customer's financial situation and investment goals.


ITEM 3.  DESCRIPTION OF PROPERTY

         We own a 272-acre tree and shrub farm located at 14660 South Highway 191 in Elfrida, Arizona, which is an approximately 90 minute drive from Tucson, Arizona. (This farm is referred to as the Major Trees Tucson Farm.) The farm is flat, desert landscape and is surrounded by other agricultural land. Water for the farm is drawn from deep wells. This farm secures a $600,000 note maturing in February 2010. The note accrues interest at 7% and had an outstanding balance of $206,268.03 as of March 31, 2006. Principal payments of $75,000 are due on annually on the note. We are permitted to prepay the note without penalty at any time. In addition, the Major Trees Tucson Farm also secures a note for $370,125, a $50,000 note, and a $280,646 note. Although we plan on increasing the amount of inventory planted on this Major Trees Tucson Farm, we do not otherwise anticipate renovating, improving, or developing this property. In the opinion of our management, the Major Trees Tucson Farm is adequately covered by insurance.

         We also own a 17-acre tree and shrub farm called the Major Trees Houston Farm that is located at 19461 Mt. Pleasant Road in Montgomery, Texas, which is an approximately 30 minute drive from Houston, Texas. The farm is sloped and is surrounded by rolling hills. The farm is surrounded by national forest, other agricultural land and residential development. It is very wet and watered by both rainwater and wells. This farm secures a $400,000 note payable maturing in May 2009. The note accrues interest at the rate of 7% during the first year of the note (until May 2005), 8% during the second and third years of the note (May 2005-May 2007) and 9% during the fourth and fifth years of the note (May 2007-May 2009). This note had an outstanding balance of $272,202 at March 31, 2006. The note requires monthly payments of $2,500; in addition, a balloon payment of $250,000 is required in May of 2009. In addition, this farm also secures a $370,125 note and a $400,000 note. Although we plan on increasing the amount of inventory planted on this farm, we do not otherwise anticipate renovating, improving, or developing this property. In the opinion of our management, this farm is adequately covered by insurance.

         We own the S&S Plant farm located at 4011 Todd Road in Midland, Texas, which is primarily a plant and flower growing operation. The farm is situated on 50 acres, of which 8 acres are under greenhouse and shadehouse. We currently have between 15-25 employees based on seasonality. We sell products to wholesale customers in a 250 mile radius, and we provide products to our new retail center in Midland. S&S is wholly owned by Penge Corp. This farm secures a $150,000 note payable maturing in February 2008. The note accrues at the rate of 7.25% during the term of the note. This note had an outstanding balance of $129,550 as of March 31, 2006. The note requires monthly payments of $1,370. We are permitted to prepay the note without penalty at any time and a final payment of $118,786 will be due on the note upon maturity in February 2008, assuming we do not make any prepayments and make all other payments due under the note in a timely manner. In addition, the S&S Plant Farm also secures a $200,000 note payable due August 2006 and another $200,000 note payable due December 2006. Although we plan on increasing the amount of inventory planted on this Major Trees Tucson Farm, we do not otherwise anticipate renovating, improving, or developing this property. In the opinion of our management, this farm is adequately covered by insurance.

         We own a retail location in Midland, Texas consisting of 4 acres of real estate and a 13,000 square foot building. We recently completed a conversion of the property into a retail store including a complete remodel of the building and the addition of 32,000 square feet of greenhouse and 40,000 square feet of tree display area. This property secures a $379,083 first mortgage maturing in March 2026. The note accrues interest at the rate of 6.75% per annum, and we are required to make monthly payments of $3,316.25. This property also secures a second mortgage of $450,000 maturing in January, 2008. The note accrues interest at 12% per annum, and we are required to make quarterly payments of $13,500. The property is adequately covered by insurance.

         We own 7 acres of commercial property in San Angelo, Texas sharing an intersection with Wal-Mart, Lowe's, and Sam's Club. This property secures a first mortgage for approximately $1.1 million dollars maturing June 30, 2025. The note accrues interest at 6% per annum, and we are required to make quarterly payments of $18,241. This property secures a second mortgage of approximately $200,000 maturing in January, 2007. The note accrues interest at 24% per annum, and all amounts are payable in a single lump sum on the maturity date.

         We maintain our corporate records at the Texas Landscape Center located at 1501 North Fairgrounds, Midland, Texas 79707.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth information with respect to the beneficial ownership of our Common Stock, as of August 1, 2006, as to each person who beneficially owns of record more than 5% of our outstanding Common Stock, as to the Chief Executive Officer and each other executive officer whose compensation from the Company for the fiscal year ended June 30, 2005 ("Fiscal 2005") exceeded $100,000 (the "named executive officers"), each director and by all of our directors and executive officers as a group. Except as otherwise indicated in the footnotes to this table, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially being owned by them.

                                                 BENEFICIAL OWNERSHIP OF COMMON STOCK
-------------------------------------   -----------------------------------------------------
                                          OWNERSHIP AMOUNT AND
                                          NATURE OF BENEFICIAL
                 NAME                         OWNERSHIP(1)           PERCENTAGE OWNERSHIP(2)
-------------------------------------   -----------------------    --------------------------

  EXECUTIVE OFFICERS AND DIRECTORS(3)

Kirk Fischer (4)
CEO and Chairman and Lori Fischer
Controller                                    4,100,000(4)                   16.75%

KC Holmes (5)
President, CFO and Director                   1,748,727(5)                   7.15%

Jim Fischer(6)
Vice President of Operations
(Arizona) and Director                        1,205,000(6)                   4.93%


All Executive Officers and Directors
as a Group (5 Persons)                        8,770,394                     28.83%



                                              27

                                                 BENEFICIAL OWNERSHIP OF COMMON STOCK
-------------------------------------   -----------------------------------------------------
                                          OWNERSHIP AMOUNT AND
                                          NATURE OF BENEFICIAL
                 NAME                         OWNERSHIP(1)           PERCENTAGE OWNERSHIP(2)
-------------------------------------   -----------------------    --------------------------

5% SHAREHOLDERS
(WHO ARE NOT NAMED EXECUTIVE OFFICERS
OR DIRECTORS)

Curtis Schmid(7)
President of S&S Plant Farm                    1,716,667                     7.01%

(1) Ownership numbers include shares of our common stock subject to options and warrants that are exercisable within 60 days of August 1, 2006.
(2) The percentages set forth above have been computed assuming the number of shares of common stock outstanding equals the sum of (a) 24,472,942, which is the number of shares of common stock actually outstanding on August 1, 2006, and (b) shares of common stock subject to options, convertible notes and similar securities exercisable to purchase common stock within 60 days of such date by the selling shareholder with respect to which such percentage is calculated.
(3)      Business address is 1501 North Fairgrounds, Midland, Texas  79705.
(4) Includes 1,250,000 shares held of record by Lori L. Fischer, our Controller and wife of Kirk Fischer, 250,000 shares held of record by Quinn J. Fischer, 250,000 shares held of record by London C. Fischer and 250,000 shares held of record by Britton K. Fischer, each a dependent son of Kirk and Lori Fischer.
(5) Includes 148,727 shares held of record by 5th Genki LLC, an entity over which Michelle Holmes, wife of K.C. Holmes, exercises voting and investment control, 400,000 shares held of record by Alecia Monet Holmes, a dependent daughter of KC and Michelle Holmes, 400,000 shares held of record by Chance Jaxon Holmes, a dependent son of KC and Michelle Holmes, 400,000 shares held of record by Brooklyn Elaine Holmes, a dependent daughter of KC and Michelle Holmes and 400,000 shares held of record by Rian Michelle Holmes, a dependent daughter of KC and Michelle Holmes.
(6) Includes 115,000 shares held of record by Ellen Fischer, Jim Fischer's wife.
(7) Includes 25,000 shares held by Karlee Schmid, and 25,000 shares held by Austin Schmid, both dependents of Curtis Schmid.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Certain information regarding our executive officers and directors is set forth below. Our executive officers are appointed by, and continue to serve at the will of, our board of directors. Our directors are elected or appointed for terms that continue, absent resignation, death or removal by our stockholders, until the later of the next annual meeting of stockholders or until a replacement is duly appointed or elected and qualified.

NAME                 AGE      POSITION
----                 ---      --------
Kirk Fischer         39       Chief Executive Officer and Chairman of the Board
KC Holmes            39       President, Chief Financial Officer, and Director
Jim Fischer          60       Vice President of Operations for Arizona Tree Farm
                              Operations and Director
Curtis Schmid        38       President of S&S Plant Farm

         KIRK FISCHER, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD. Mr. Fischer has served as Chief Executive Officer and Chairman of the Board of the Company since it was founded in August 2002 and as Chief Financial Officer since September 2004. Mr. Fischer's background covers a variety of different businesses, serving primarily in senior management positions. Between 1999 and 2002, Mr. Fischer started, and served as chairman and chief executive officer of, Microcap Financial Services, a company specializing in investor relations, corporate strategy and consulting services for newer public companies, and Microcap Financial Group, a finance and investment company. Mr. Fischer earned a bachelor's degree in accounting from Brigham Young University. Mr. Fischer is the husband of Lori Fischer, our Controller, and the son of Jim Fischer, our Vice President of Operations and a director.

         JIM FISCHER, VICE PRESIDENT OF OPERATIONS FOR ARIZONA TREE FARM OPERATIONS AND DIRECTOR. Mr. Fischer has served as Vice President of Operations and a director of the Company since it was founded in August 2002. Mr. Fischer has over 30 years' experience working with Cenex-affiliated farm cooperatives and businesses. Starting as general manager of the Wendell Grange Supply operation in 1978, Mr. Fischer grew the business from one location to five locations and over 100 employees. Mr. Fischer is the father of Kirk Fischer, our Chief Executive Officer and Chairman of the Board, and father-in-law of Lori Fischer, our Controller.

         KC HOLMES, PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR. Mr. Holmes has served as President and Chief Financial Officer of the Company since March, 2005 and, prior to that, from August 2002 until September 1, 2004. He also served as Manager of Mergers & Acquisitions of Penge from late 2004 to early 2005. From 1996 to 2002, Mr. Holmes served in various capacities with The Murdock Group as an executive and board member and with Q Comm International
(QMM) as a board member and consultant. He also served as an executive of NEBO Products, an import/export wholesale business selling hardware and sporting goods, from 1996 to 1999. Mr. Holmes graduated from Brigham Young University with a degree in Psychology. Mr. Holmes is the cousin of Kirk Fischer, our Chief Executive Officer, and Chairman of the Board, and the nephew of Jim Fischer, our Vice President of Operations and a director.

         CURTIS SCHMID, PRESIDENT S&S PLANT FARM. Mr. Schmid has served as President and manager of S&S Plant Farm since March 1, 2005. Prior to that Curtis was the longtime owner and manager of S&S Plant Farm. Curtis started S&S from scratch in 1990 and built it into multi million dollar business over 15 years.

KEY EMPLOYEE

         Certain information regarding a key employee is set forth below.

         LORI FISCHER, CONTROLLER. Ms. Fischer has served as Controller of Penge since it was founded in August 2002. Between 1999 and 2002, Ms. Fischer served as controller of Microcap Financial Services, a company specializing in investor relations, corporate strategy and consulting services for newer public companies, and Microcap Financial Group, a finance and investment company. Ms. Fischer earned a bachelor's degree in accounting from Brigham Young University. Ms. Fischer is the wife of Kirk Fischer, our Chief Executive Officer and Chairman of the Board, and the daughter-in-law of Jim Fischer, our director and Vice President of Operations.

BOARD COMMITTEES

         Our entire Board of Directors presently serves as our audit committee. None of the members of the audit committee satisfy the independence requirements applicable to audit committees of listed companies. In addition, the Board of Directors has determined that the audit committee does not have a member qualifying as an audit committee financial expert, as defined in Item 401(e) of

Regulation S-B. To save limited capital over the last several years, we have chosen not to expand the size of our Board of Directors or offer cash compensation to our directors. The absence of cash compensation makes recruiting persons who are not otherwise interested in our company more difficult. For these reasons, we do not have on our Board of Directors a person who would qualify as an audit committee financial expert.

         We do not presently have a standing nominating committee or compensation committee, and we do not have a nominating committee charter or a compensation committee charter.


ITEM 6. EXECUTIVE COMPENSATION

                  Summary Compensation Table. The following table sets forth the aggregate compensation earned during each of the fiscal years ended June 30, 2005, June 30, 2004 and June 30, 2003 from the Company by the named executive officers.

                                                                                     LONG-TERM COMPENSATION
                                                  ANNUAL COMPENSATION                   AWARDS              PAYOUTS
                                           --------------------------------- ---------------------------- ------------
                                                                    OTHER                     SECURITIES
                                                                    ANNUAL      RESTRICTED    UNDERLYING                 ALL OTHER
                                                                    COMPEN-     STOCK         OPTIONS/         LTIP       COMPEN-
NAME AND                                    SALARY       BONUS      SATION      AWARD(S)        SARS          PAYOUTS     SATION
PRINCIPAL POSITION                YEAR        ($)         ($)         ($)         ($)            (#)            ($)         ($)
------------------------------ ----------- ----------- ---------- ----------- ------------- -------------- ------------ ------------

Kirk Fischer,                    6/30/05     132,000                             250,000
Chief Executive Officer          6/30/04      60,000          -          -             -               -         -            -
                                 6/30/03       5,500          -          -             -       1,000,000         -            -

KC Holmes,                       6/30/05     132,000     10,000                  250,000
President, CFO                   6/30/04     112,250     10,000          -             -               -         -            -
                                 6/30/03      28,850          -          -             -       1,000,000         -            -


         OPTION/SAR GRANTS IN LAST FISCAL YEAR. The Company did not grant any options to purchase common stock or stock appreciation rights to any named executive officer during Fiscal 2005.

         AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
OPTION/SAR VALUES. The following table sets forth the information concerning the options to purchase capital stock of the named executive officers exercised during Fiscal 2005 and the value of unexercised options held by the named executive officers as of June 30, 2005.

                                                                            NUMBER OF
                                                                            SECURITIES                  VALUE OF
                                                                            UNDERLYING                 UNEXERCISED
                                                                           UNEXERCISED                IN-THE-MONEY
                                                                         OPTIONS/SARS AT             OPTIONS/SARS AT
                              SHARES ACQUIRED                             JUNE 30, 2005               JUNE 30, 2005
                                ON EXERCISE      VALUE REALIZED            EXERCISABLE/               EXERCISABLE/
            NAME                 (NUMBER)            ($)(1)               UNEXERCISABLE             UNEXERCISABLE (1)
----------------------------- ---------------- -------------------- --------------------------- --------------------------

Kirk Fischer
CEO and Chairman                 1,000,000         190,000 (1)                  0                           0

KC Holmes
President, CFO and Director      1,000,000         190,000(1)                   0                           0

(1) Calculated as the difference between the exercise price of the option ($0.11) and the market price of a share of common stock on the date of exercise of the option. The market price of the common stock on that date was assumed to be $.30, the price nearest to that date at which shares of common stock were sold in a private placement.

         LONG-TERM INCENTIVE PLAN. We have not granted any LTIP awards to any executive officer during the last fiscal year. We have never granted any LTIP awards.

         COMPENSATION OF DIRECTORS. Directors are reimbursed for the expenses they actually incur in attending board meetings. Directors are not paid a fee for their service or attendance at board meetings. During Fiscal 2005, we granted no options to directors. Directors, whether or not employees, are permitted to participate in our stock incentive plan.

         EXECUTIVE EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS.

         We have entered into employment agreements dated February 15, 2005 with each of Kirk Fischer, our CEO and Chairman, and KC Holmes, our President and a director, governing their employment us. Under the agreements, which have a fixed term of five years, we are required to pay a base salary of $132,000 per year, subject to increase beginning on July 1, 2006 of an amount equal to the greater of 3% of the prior base salary or 1% of base salary for every 10% increase in revenues over the prior fiscal year. We agreed to pay each a one-time bonus of 500,000 shares of common stock in 2005 (for bonuses not paid in 2002, 2003 and 2004), a bonus of $2,000 for each $100,000 in revenue growth Fiscal 2005 over Fiscal 2004, and for Fiscal 2006 through the fiscal year ended June 30, 2009, a bonus of $1,000 for each $.001 per share in earnings growth achieved over the prior year (provided that the measurement shall begin at zero if prior year earnings per share was negative). Each is also entitled to standard employee benefits and a $500 monthly car allowance. Upon termination by the Company of each of their employment with or without cause, the Company is required to continue to pay the employee's then-current base salary throughout the five-year term of the agreement, and all of the employee's stock options immediately and automatically vest in full.

         We have entered into an employment agreement dated February 15, 2005 with James Fischer, our Vice President of Operations for Arizona Tree Farm operations and a director, governing his employment with us. Under the agreement, which has a fixed term of five years, we are required to pay a base salary of $75,000, subject to a 5% incrase per year. We agreed to pay each a one-time bonus of 50,000 shares of common stock in 2005 (for bonuses not paid in 2002, 2003 and 2004), a bonus of $7,200 for Fiscal 2005 and a bonus of 10% of base salary condition upon successful management of our Major Trees Tuscon Farm. Mr. Fischer is entitled to standard employee benefits and a $500 a month car allowance. Upon termination by the Company of his employment with or without cause, the Company is required to continue to pay the employee's then-current base salary throughout the five-year term of the agreement, and all of the employee's stock options immediately and automatically vest in full.

         We have entered into an employment agreement dated March 1, 2005 with Curtis Schmid, the President of our S&S Plant Farm pursuant to which we have agreed to pay him a base salary of $48,000 per year, pay bonuses at our discretion and provide standard benefits. The agreement has a fixed term of five years. Upon termination by the Company of his employment with or without cause, the Company is required to continue to pay the employee's then-current base salary throughout the five-year term of the agreement, and all of the employee's stock options immediately and automatically vest in full.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following discusses certain transactions that have occurred since July 1, 2003, between us and our officers, directors, beneficial holders of 5% or more of our common stock and certain others that may be deemed to be affiliates.

         In September 2003, we granted options to purchase 100,000 shares of our common stock to Rocky Fischer, the brother of Kirk Fischer, our Chief Executive Officer, Chief Financial Officer and Chairman of the Board, for consulting services.

         During Fiscal 2004, we paid Rocky Fischer, the brother of Kirk Fischer, our Chief Executive Officer and Chairman of the Board $25,875 for consulting services.

         During Fiscal 2004 and Fiscal 2005, we provided the compensation described in the section entitled "Executive Compensation" to the named executive officers. We also compensated Lori Fischer, the Controller and wife of Kirk Fischer, $106.075 in Fiscal 2004 and $38,000 in Fiscal 2005.

         The table below summarizes advances made to us by management and other related parties during Fiscal 2004 and Fiscal 2005 and the balance owed by Penge to such individuals as of March 31, 2006:

                     BALANCE      2004       2004     BALANCE      2005        2005     BALANCE      2006       2006      3/31/06
    INDIVIDUAL       6/30/03    ADVANCES   PAYMENTS   6/30/04    ADVANCES    PAYMENTS   6/30/05    ADVANCES   PAYMENTS    BALANCE
------------------  ---------  ----------  ---------  ---------  ---------- ----------- --------- ----------- ---------- ----------

Jim Fischer                --      25,411   (25,411)     --             --          --       --

KC Holmes              12,209      51,300   (63,509)     --         25,000     (19,519)    5,481      25,000        0       25,000

Kirk Fischer              511      36,700   (37,211)     --        125,000     (53,358)  71,642

Lori Fischer            3,524     127,388  (120,678)    10,234       2,898     (10,234)    2,898      95,500     63,500     32,000
                    ----------  ---------  ---------  ---------  ---------- ----------- --------- ----------- ---------- ----------

           Total       16,244     240,799  (246,809)    10,234     152,898     (83,111)   80,021     120,500     63,500     57,000

         In March of 2005, we paid Curtis Schmid $1,500,000 for the S&S Plant Farm. He received $300,000 cash, $200,000 on an 11 month note, $500,000 on a 5 year note, 1,666,667 shares of common stock and $10,000 in additional inventory buyout money.

         During Fiscal 2004 and Fiscal 2005, respectively, we paid Rocky Fischer, the brother of Kirk Fischer, our Chief Executive Officer, Chief Financial Officer and Chairman of the Board, $24,020 and $25,875 for consulting services.

         In February 2005, we paid accrued stock bonuses of 50,000 shares to Jim Fischer, 500,000 shares to Kirk Fischer and 500,000 shares to KC Holmes.

         In February 2005, Rocky Fischer, Kirk Fischer, Jim Fischer, and KC Holmes each paid cash and signed a promissory note to exercise 1,000,000 options each to purchase Penge common stock.

         In Fiscal 2005, Lori Fischer put her house up as collateral and cosigned on a promissory note on behalf of Penge Corp in the amount of $172,020.

         In Fiscal 2006, Lori Fischer loaned the company $95,500 and was paid back $63,500.

         In Fiscal 2006, KC Holmes loaned the company $25,000 and was paid back $0.

ITEM 8. DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

         As of March 31, 2006, there were 24,272,942 shares of our common stock issued and outstanding. There were approximately 340 shareholders of record.

         The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights and the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends. The rights, preferences and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

PREFERRED STOCK

         As of March 31, 2006, there were no shares of our preferred stock issued or outstanding. Our board of directors has the authority to issue preferred stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of any series of preferred stock, including, without limitation, the following, without any further vote or action by our shareholders:

o the distinctive designation of, and the number of shares of preferred stock which shall constitute the series, which number may be increased (except as otherwise fixed by the board of directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the board of directors;

o the dividend rate of such series, the conditions and times upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends and/or other payments payable on or with respect to any other class or classes of stock or series thereof, or on the other series of the preferred stock, and whether dividends shall be cumulative or noncumulative;

o the conditions upon which the shares of such series shall be subject to redemption by the Company and the times, prices and other terms and provisions upon which the shares of such series may be redeemed;

o whether or not the shares of such series shall be subject to the operation of retirement or sinking fund provisions to be applied to the purchase or redemption of such shares and, if such retirement or sinking fund be established, the annual amount thereof and the terms and provisions relative to the operation thereof and the relation payments on such retirement or sinking fund shall bear to any payments and/or distributions on or with respect to each other class or classes of stock or series thereof, or on or with respect to the other series of the preferred stock;

o whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes, with or without par value, or of any other series of the preferred stock and, if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

o whether or not the shares of the series shall have voting rights, in addition to the voting rights provided by law, as such voting rights granted by law may be modified or limited in the provisions designating such series, and, if so, subject to the limitations hereinafter set forth, the terms of such additional voting rights; and

o the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or upon distribution of assets of the Company.

The issuance of preferred stock by our Board of Directors could adversely affect the rights of holders of our common stock. The potential issuance of preferred stock may

         o have the effect of delaying or preventing a change in control of the Company;

         o discourage bids for the common stock at a premium over the market price of the common stock; and

         o adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

                                    PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Shares of common stock are quoted on the OTC Pink Sheets under the symbol "PNGC." Trading in our common stock is sporadic. We do not have access to daily bid price information for our common stock; however, according to the OTC Pink Sheets, the high and low sale prices for our common stock subsequent to the closing of the merger on June 30, 2005 have been $2.00 per share and $0.05 per share, respectively. As of close of business on July 31, 2006, the reported bid price for our common stock was $0.20 and the ask price for our common stock was $1.45.

COMMON STOCK OUTSTANDING AND AVAILABLE FOR FUTURE SALE

         Future sales of substantial amounts of common stock in the public market or the prospect of such sales could adversely affect market prices for our common stock (to the extent that any such market develops).

         As of July 31, 2006, there were 24,272,942 shares of our common stock outstanding held by approximately 340 holders of record. In addition, there were 845,000 shares of common stock authorized for issuance upon the exercise of outstanding options and warrants granted pursuant to our stock option plan, 2,655,000 shares of common stock reserved for the future grant of stock options under that plan, 6,100,450 shares of common stock issuable upon the conversion of convertible notes payable.

         Of our outstanding shares of common stock, approximately 93% are "restricted securities," as defined in Rule 144 promulgated under the Securities Act, and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144. The holding period for substantially all such restricted shares began to run on June 30, 2005.

         In general under Rule 144, a person, including an "affiliate" of the Company, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock (approximately 244,729 shares of common stock as of the date hereof) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to manner-of-sale restrictions, notice requirements and the availability of current public information about us. Rule 144(k) provides that a person who is not an "affiliate" of the issuer at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell those shares at any time without compliance with the public information, volume limitation, manner of sale and notice provisions of Rule 144.

DIVIDENDS

         We have never declared or paid cash dividends on our shares of common stock. We currently intend to retain future earnings for use in our business and, therefore, do not anticipate paying any dividends on our shares of common stock in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         Set forth below is certain information about the number of shares of our common stock subject to options, warrants and other rights granted, or that may be granted, under our equity compensation plans as of June 30, 2005. The equity compensation plan that has been approved by security holders is the 2002 Stock Incentive Plan. We have no equity compensation plans that have not been approved by security holders.

                                   EQUITY COMPENSATION PLAN INFORMATION


                                                                                   Number of securities
                                                                                  remaining available for
                                                                                   future issuance under
                             Number of securities to                                equity compensation
                             be issued upon exercise   Weighted-average exercise      plans (excluding
                             of outstanding options,      price of oustanding       securities reflected
       Plan category           warrants and rights        warrants and rights          in column (a))
----------------------------------------------------------------------------------------------------------
                                       (a)                         (b)                      (c)
Equity compensation plans
approved by security holders         845,000                                             2,655,000

----------------------------------------------------------------------------------------------------------
Equity compensation plans
not approved by security
holders                                None                       None                     None

----------------------------------------------------------------------------------------------------------

Total                                845,000                      None                   2,655,000

----------------------------------------------------------------------------------------------------------


ITEM 2. LEGAL PROCEEDINGS

         We are not aware of any pending or threatened legal proceedings that, singly or in the aggregate, would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

ITEM 3. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On December 31, 2004 we terminated our engagement of Pritchett, Siler & Hardy, P.C. ("Pritchett Siler") as our independent registered public accounting firm. The decision to terminate Pritchett Siler was approved by our Board of Directors, which functions as our audit committee. No report of Pritchett Siler on our financial statements for the fiscal years ended June 30, 2003 or June 30, 2004 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principals.

         During the fiscal years ended June 30, 2003 and June 30, 2004, and during the interim period between July 1, 2004 and the date of the this Report, there were no disagreements with Pritchett Siler on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement, if not resolved to the satisfaction of Pritchett Siler, would have caused it to make reference to the subject matter of the disagreements in its reports. There were no "reportable events," as described in
Item 304(a)(1)(v) of Regulation S-K, during the fiscal years ended December 31, 2003 and December 31, 2004, and from July 1, 2004 to the date of this Report.

         On April 8, 2005 with the approval of our Board of Directors, we engaged Gregory & Eldredge, LLC (now Gregory & Associates, LLC) as our independent public accountants. No consultations occurred between the Company and Gregory & Associates, LLC during the two prior fiscal years, or in any interim period preceding the appointment of Gregory & Associates, LLC, regarding the application of accounting principles, the type of audit opinion that might be rendered or any other accounting, auditing or financial reporting issue.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Set forth below is information regarding all securities sold during the period from July 1, 2003 through June 30, 2005 by Penge Nevada and sold by Penge Delaware subsequent to, and in connection with, the June 30, 2005 merger by which it acquired by business of Penge Nevada.

SHARES OF COMMON STOCK

         Between July 2003 and September 2003, we offered and sold 680,000 shares of our common stock at $0.25 per share to seven investors. Of those 680,000 shares, 260,000 shares were sold for cash totaling $65,000 and 420,000 shares were sold for a subscription receivable of $105,000, which was subsequently paid in full. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between August 2003 and September 2004, we offered and sold 717,332 shares of our common stock at $0.30 per share to 13 investors. Of these shares, 450,664 were sold for cash of $135,199, 166,667 shares were sold for a subscription receivable of $50,000, and 100,001 shares were sold for a subscription receivable of $30,000. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In May 2004, we issued 400,000 shares of our common stock valued at $120,000, or $0.30 per share, together with other consideration to H. Preston and Shirley Franks in connection with our acquisition of certain assets of Sampres Tree Farms, L.L.C. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) of the Securities Act, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In February 2005, we issued 70,375 shares of our common stock valued at $21,112, or $0.30 per share for consulting services rendered. The offer and sale of such shares of our common stock were effected in reliance upon the exemption for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act

         In March 2005, we issued 1,150,000 shares of our common stock valued at $345,000, or $0.30 per share to Kirk Fischer, and KC Holmes, and Jim Fischer (officers of the company) as bonuses. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In March 2005, we issued 1,166,667 shares of our common stock valued at $500,000, or $0.30 per share, together with other consideration to Curtis and Tiffany Schmid in connection with our acquisition of the capital stock of S&S Plants Farm, Inc. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act

         In June 2005, we issued 50,000 shares of our common stock valued at $15,000, or $0.30 per share for consulting services. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act

         Between April 2005 and June 2005, we offered and sold 922,000 shares of our common stock at $0.50 per share. Of these shares, 872,000 were sold for cash totaling $242,500 and subscriptions receivable of $193,500, and 50,000 shares were issued for consulting services. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         As of June 30, 2005, Penge Nevada merged with a subsidiary of Profile Diagnostic Sciences, Inc., a Delaware corporation with no current operations, and all outstanding shares of common stock were exchange on a 1:1 ratio for shares of common stock of Profile Diagnostic Sciences, Inc. Following the merger, the officers and directors of Penge Nevada became the officers and directors of Profile Diagnostic Sciences, Inc. and the business Penge Nevada and its affiliates became the business of Profile Diagnostic Sciences, Inc. Following the merger, we changed the name of Profile Diagnostic Sciences, Inc. to "Penge Corp" The offer and sale of such shares of common stock of Profile Diagnostics Sciences, Inc. to stockholders of Penge Nevada was effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in
Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) there were no more than 35 shareholders that were not "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the transaction; (c) the shareholders were provided with disclosure materials complying with Rule 502(b) and all other information requested in connection with their voting decision; (d) the shareholders acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act; and (f) a Form D was filed with the SEC with respect to the transaction.

         Between October 2005 and March 2006, we offered and sold 193,574 shares of our common stock at $0.70 per share to a total of 7 investors. Of these shares, all were sold for cash totaling $135,500. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between October 2005 and March 2006, Richard Wenger converted 5,000 shares of common stock at $0.30 per share that was held as options for cash totaling $1,500. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In January 2006, we issued 50,000 shares of our common stock for employee compensation to the family of Curtis Schmid, our President of S&S Plant Farm. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

CONVERTIBLE NOTES PAYABLE

         In March 2004, we issued a convertible note payable secured by both of our farms totaling $300,000 to two investors. This note bears interest at 10% per annum with unpaid principal and accrued interest convertible into shares of our common stock at $0.30 per share. The offer and sale of such convertible note payable were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between March and June 2004, we issued unsecured convertible notes payable totaling $55,000 to four investors. These notes bear interest at 10% per annum, mature between September and December 2006 and are convertible into shares of our common stock at $0.25 per share during the first six months, at $0.35 per share during the second six months and at $0.50 per share thereafter. The offer and sale of such convertible notes payable were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In July 2004, we issued a convertible note payable for $200,000 to two investors, secured by 50,000 trees from our inventory, bearing interest at 10% per annum and maturing in January 2007. The unpaid principal and interest on the note is convertible into shares of our common stock at $0.24 per share during the first year, at $0.30 per share during the second year and at $0.35 per share thereafter. The offer and sale of such note were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In August 2004, we issued a convertible note payable for $50,000 to one investor, secured by 7,693 trees from our inventory, bearing interest at 12% per annum and maturing in August 2006. The unpaid principal and interest on the note is convertible into shares of our common stock at $0.24 per share during the first year, at $0.30 per share during the second year and at $0.35 per share thereafter. The loan also included the issue of 50,000 warrants to buy stock at $0.30 per share for 10 years. The offer and sale of such note were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act.

         Between February 2005 and March 2005, we issued convertible notes payable totaling $630,000 to nine investors and were secured by 96,923 inventory trees. These notes bear interest at 12% per annum, mature between February and March, 2007 and are convertible into shares of our common stock at $0.30 per share during the two year period. The offer and sale of such note were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In March 2005, we issued a convertible notes payable for $370,125.26 to nine investors, secured by 56,942 inventory trees, bearing interest at 12% per annum and maturing in March 2007. The notes are convertible into shares of our common stock at $0.30 per share during the two year period. The offer and sale of such notes were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between April 2005 and June 2005, we issued convertible notes payable totaling $848,000 to sixteen investors. These notes bear interest at 10%-15% per annum, mature between April 2007 and June 2007 and are convertible into shares of our common stock at $0.65 to $0.75 per share. The offer and sale of such notes were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between August 2005 and March 2006, we issued convertible notes payable totaling $730,000 and were secured by 112,307 inventory trees. These notes bear interest at 12% per annum, mature between August 2007 and March 2008 and are convertible into shares of our common stock at $0.95 per share during the first 12 months, at $01.10 per share during the second 12 months. The offer and sale of such notes were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

OPTIONS TO PURCHASE SHARES OF COMMON STOCK

         In September 2003, we granted Rocky Fischer 100,000 options to purchase shares of our common stock at an exercise price of $0.30 per share during a term of 10 years under our 2002 Stock Incentive Plan. In September 2004, we granted Doug Bean 200,000 options to purchase shares of our common stock at an exercise price of $0.30 per share during a term of 10 years under our 2002 Stock Incentive Plan.

         In February 2005, we granted consultants and employees 300,000 options to purchase shares of our common stock at an exercise price of $0.30 per share during a term of 2 years under our 2002 Stock Incentive Plan. The two consultants assisted us with business planning and consulting, and the employee was a longtime employee and mother of Curtis Schmid.

         The offers and issuances of the options to purchase shares of our common stock described in the preceding paragraph were effected in reliance upon the exemption for offers and sales pursuant to certain compensatory benefit plans as set forth in Rule 701 promulgated under the Securities Act, based upon the following: (a) the offers and issuances were made pursuant to a written compensatory benefit plan established by us for the compensation of our officers, employees, directors, consultants and other permitted persons; (b) the recipients of such options were officers, employees, directors, consultants or other permitted persons at the time of the issuance of the options (and any recipients that were consultants provided bona fide services unrelated to a capital-raising transaction or the promotion of a market for our stock in exchange for such options); (c) we were not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, at the time of issuance of the options; (d) the aggregate sale price, calculated in accordance with Rule 701, of the options issued in reliance on Rule 701 during any 12-month period did not exceed $1 million; (e) all recipients were provided with certain disclosure materials and all other information requested with respect to our company, including a copy of the governing compensatory benefit document; (f) the option recipients acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (g) the governing option agreement requires that, unless otherwise permitted by law, a legend be placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In August 2004, we offered and sold options to purchase 50,000 shares of our common stock to a single investor in connection with a $50,000 secured note payable. The offer and sale of such options to purchase shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) of the Securities Act, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation, as amended and restated (our "Certificate") and bylaws provide that, except to the extent prohibited by the Delaware General Corporate Law (the "DGCL"), as amended, our directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company.

         Our Certificate and bylaws provide that the Company shall indemnify, to the extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid or to be paid in settlement reasonably incurred by such person in connection with such action, suit or proceeding.

         At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, we have been informed that in the opinion of the SEC such indemnification is contrary to public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

Attached hereto beginning on Page F-1 following the signature pages are the following audited financial statements of Penge Corp and its consolidated subsidiaries.

                                                                                                       BEGINNING ON
1.      PENGE CORP AND SUBSIDIARIES                                                                        PAGE
                                                                                                           ----
        Independent Auditors' Report                                                                        F-1
        Consolidated Balance Sheet as of June 30, 2005                                                      F-2
        Consolidated Statements of Operations for the year ended June 30, 2005                              F-4
        Consolidated Statements of Shareholders' Equity for the year ended June 30, 2005                    F-5
        Consolidated Statements of Cash Flows for the year ended June 30, 2005                              F-8
        Notes to Consolidated Financial Statements                                                         F-12

2.      PENGE CORP AND SUBSIDIARIES*                                                                       PAGE
                                                                                                           ----
        Balance Sheet as of March 31, 2006 (Unaudited)                                                     F-37
        Statements of Operations for the nine-month periods ended March 31, 2006 and 2005
        (Unaudited)                                                                                        F-39
        Statements of Cash Flows for the nine-month periods ended March 31, 2006 and 2005
        (Unaudited)                                                                                        F-40
        Notes to Financial Statements                                                                      F-43

3.      S&S FARMS INC.                                                                                     PAGE
                                                                                                           ----
        Balance Sheet as of March __, 2005 (Unaudited)                                                      **
        Statements of Operations for the eight-month period ended February 28, 2005 (Unaudited)             **
        Statements of Cash Flows for the eight-month period ended February 28, 2005 (Unaudited)             **
        Notes to Financial Statements                                                                       **

4.      PRO FORMA FINANCIAL STATEMENTS (PENGE CORP AND S&S FARMS, INC.)*                                   PAGE
                                                                                                           ----
        Background Information Regarding Pro Forma Financial Statements*                                    **
        Pro Forma Combined Balance Sheet as of February 28, 2005*                                           **
        Pro Forma Combined Statement of Operations for the eight months ended February 28, 2005*            **

         *   Audited annual financial statements to be filed by amendment.
         **  Confirming need to file. To be filed by amendment.


                                                      PART III

ITEMS 1 & 2. INDEX AND DESCRIPTION TO EXHIBITS

                                                                                      INCORPORATED BY REFERENCE/
 EXHIBIT NO.                              EXHIBIT                                           FILED HEREWITH
--------------    ---------------------------------------------------------       ---------------------------------
                                                                                  Incorporated by reference to the
     2.1          Asset Purchase Agreement by and Among Penge Corp, Kirk          Company's Registration Statement
                  Fischer and H. Preston and Shirley M. Franks along with         on Form SB-2, File Number
                  Major Trees Houston Farm L.L.C. dated as of May 20,             333-119947, filed with the
                  2004 and exhibits                                               Commission on October 25, 2004.

     2.3          Asset Purchase Agreement by and Among Penge Corp, Kirk          [to be filed by amendment]
                  Fischer and Curtis Schmid along with S&S Tree Farm
                  dated as of March 2005 and exhibits

     2.4          Agreement and Plan of Merger by and among Penge Corp.,          Filed herewith
                  Penge Acquisition Corp., and Profile Diagnostics
                  Sciences, Inc. dated June 30, 2005

     4.1          Certificate of Incorporation, as amended to date                Filed herewith

     4.2          Bylaws, as amended to date                                      Filed herewith

     4.3          Form of Common Stock Certificate                                [to be filed by amendment]

    10.1          2002 Stock Incentive Plan                                       Incorporated by reference to the
                                                                                  Company's Registration Statement
                                                                                  on Form SB-2, File Number
                                                                                  333-119947, filed with the
                                                                                  Commission on October 25, 2004.

    10.2          Form of Incentive Stock Option Agreement                        Incorporated by reference to the
                                                                                  Company's Registration Statement
                                                                                  on Form SB-2, File Number
                                                                                  333-119947, filed with the
                                                                                  Commission on October 25, 2004.

    10.3          Form of Non Statutory Option Agreement                          Incorporated by reference to the
                                                                                  Company's Registration Statement
                                                                                  on Form SB-2, File Number
                                                                                  333-119947, filed with the
                                                                                  Commission on October 25, 2004.


                                                        47

    10.4          Form of Convertible Note Purchase Agreement                     Incorporated by reference to the
                                                                                  Company's Registration Statement
                                                                                  on Form SB-2, File Number
                                                                                  333-119947, filed with the
                                                                                  Commission on October 25, 2004.

    10.5          Form of Convertible Promissory Note                             Incorporated by reference to the
                                                                                  Company's Registration Statement
                                                                                  on Form SB-2, File Number
                                                                                  333-119947, filed with the
                                                                                  Commission on October 25, 2004.

    10.6          $400,000 Real Estate Lien Note and Deed of Trust                Incorporated by reference to the
                  between Penge Corp, Kirk Fischer and Major Trees                Company's Registration Statement
                  Houston Farm, L.L.C. and H. Preston Franks and Shirley          on Form SB-2, File Number
                  M. Franks dated May 26, 2004                                    333-119947, filed with the
                                                                                  Commission on October 25, 2004.

    10.7          $200,000 Promissory Note between Penge Corporation and          Incorporated by reference to the
                  Steven Sutherland dated September 27, 2002                      Company's Registration Statement
                                                                                  on Form SB-2, File Number
                                                                                  333-119947, filed with the
                                                                                  Commission on October 25, 2004.

    10.8          $600,000 Promissory Note between Penge Corporation and          Incorporated by reference to the
                  Roger Major and Barbara Major dated September 27, 2002          Company's Registration Statement
                                                                                  on Form SB-2, File Number
                                                                                  333-119947, filed with the
                                                                                  Commission on October 25, 2004.

    10.9          $100,000 Promissory Note between Penge Corporation and          Filed herewith
                  Curtis & Tiffany Schmid

    10.10         $200,000 Real Estate Lien Note between Penge                    [to be filed by amendment]
                  Corporation and Mark Reis

    10.11         $20,000 Promissory Note between Penge Corporation and           Filed herewith
                  Stefan Weiss

    10.12         $200,000 Promissory Note between Penge Corporation and          Filed herewith
                  Philip Oleson

    10.13         $500,000 Note Payable between Penge Corporation and             [to be filed by amendment]
                  Curtis Schmid


                                                        48

    10.14         $172,000 Note Payable between Penge Corporation and             [to be filed by amendment]
                  Monitor Finance/First Capital

    10.15         $280,646 Note Payable between Penge Corporation and             [to be filed by amendment]
                  Monitor Finance/First Capital

    10.16         $85,577 Note Payable between Penge Corporation and              [to be filed by amendment]
                  Monitor Finance/First Capital

    10.17         $150,000 Promissory Note between [S&S Farms] and                [to be filed by amendment]
                  American State Bank

    10.18         Form of Convertible Note Payable bearing 12% interest           Filed herewith
                  and convertible at $0.65 per share during the first
                  year and $0.75 per share during the second year

    10.19         Form of Convertible Note Payable bearing 12% interest           Filed herewith
                  and convertible at $0.95 per share during the first
                  year and $1.05 per share during the second year

    10.20         Form of Convertible Note Payable bearing 12% interest           Filed herewith
                  and convertible at $0.95 per share during the first
                  year and $1.10 per share during the second year

    10.21         Form of Secured Note Payable                                    Filed herewith

    10.22         Employment Agreement with Kirk Fischer                          Filed herewith

    10.23         Employment Agreement with KC Holmes                             Filed herewith

    10.24         Employment Agreement with Jim Fischer                           Filed herewith

    10.25         Employment Agreement with Curtis Schmid                         Filed herewith

    21.1          Subsidiary List                                                 Filed herewith

    23.1          Consent of Independent Registered Public Accounting             Filed herewith
                  Firm


                                                        49

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PENGE CORP


Date:  August 14, 2006                 By: /s/ Kirk Fischer
                                           -------------------------------------
                                           Kirk Fischer, Chief Executive Officer

                           PENGE CORP AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2005

                          PENGE CORP. AND SUBSIDIARIES


                                    CONTENTS

                                                                           PAGE
                                                                           ----

    --     Report of Independent Registered Public Accounting Firm          F-1

    --     Consolidated Balance Sheets, June 30, 2005                       F-2

    --     Consolidated Statements of Operations,
              for the year ended June 30, 2005                              F-4

    --     Statement of Stockholders Equity for the year
              ended June 30, 2005                                           F-5

    --     Consolidated Statements of Cash Flows, for the year
              ended June 30, 2005                                           F-8

    --     Notes to Consolidated Financial Statements                      F-12

                            GREGORY & ASSOCIATES, LLC
                          CERTIFIED PUBLIC ACCOUNTANTS
               4631 SO. SYCAMORE DR. o SALT LAKE CITY, UTAH 84117
                    (801) 277-2763 PHONE o (801) 277-6509 FAX

                              REPORT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
PENGE CORP. AND SUBSIDIARIES
Midland, TX 79708

We have audited the accompanying consolidated balance sheet of Penge Corp., and subsidiaries as of June 30, 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal controls over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Penge Corp., and subsidiaries as of June 30, 2005, and the results of its consolidated operations and its consolidated cash flows for the year ended June 30, 2005, in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has not yet established profitable operations and has incurred significant losses since its inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


Salt Lake City, Utah
October 29, 2005 except for
Note 18 at to which the Date is July 31, 2006

                          PENGE CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                       June 30,
                                                                         2006
                                                                      ----------
CURRENT ASSETS:
  Cash                                                                $  338,291
  Accounts receivable, net                                               129,152
  Inventories, net                                                     1,681,832
  Prepaid assets                                                           4,098
                                                                      ----------
     Total Current Assets                                              2,153,373

PROPERTY, PLANT AND EQUIPMENT, net                                     2,624,858

LAND HELD FOR SALE                                                     1,394,481

OTHER ASSETS:
  Deferred loan costa                                                     68,483
  Deposits                                                                   560
  Goodwill                                                               150,000
  Definite-life intangible assets, net                                    25,053
                                                                      ----------
     Total Other Assets                                                  244,096
                                                                      ----------
                                                                      $6,396,808
                                                                      ==========

                                  [Continued]

              The accompanying notes are an integral part of this
                        consolidated financial statement

                          PENGE CORP. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)

                       LIABILITIES & SHAREHOLDERS' EQUITY


                                                                      June 30,
                                                                        2006
                                                                    ------------

CURRENT LIABILITIES:
  Current portion of convertible notes payable                      $        --
  Current portion of notes payable                                       46,400
  Current portion of related party notes payable                        273,198
  Accounts payable                                                      601,104
  Related party accounts payable                                         45,478
  Customer deposits                                                       3,271
  Contingent derivative liabilities                                      56,217
  Other accrued liabilities                                              90,641
                                                                    -----------
     Total Current Liabilities                                        1,116,309

LONG-TERM DEBT:
  Convertible notes payable, less current portion                     4,332,354
  Notes payable, less current portion                                 1,735,312
  Related party notes payable, less current portion                   1,038,417
  Related party convertible notes payable                               450,000
                                                                    -----------
     Total Long-term Debt                                             7,556,083
                                                                    -----------
                                                                      8,672,392

STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 10,000,000
     shares authorized, no shares issued and outstanding                     --
  Common stock, $.001 par value, 50,000,000 shares
     authorized, 23,132,373 shares issued and outstanding                23,132
  Addtional paid-in capital                                           3,249,364
  Accumulated (deficit)                                              (2,191,074)
                                                                    -----------
                                                                      1,081,422
  Less stock subscriptions receivable - related party                  (583,277)
                                                                    -----------
                                                                        498,145
                                                                    -----------
                                                                    $ 9,170,537
                                                                    ===========

               The accompanying notes are an integral part of this
                        consolidated financial statement

                          PENGE CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                              For the Year Ended
                                                                   June 30,
                                                                     2005
                                                                  -----------
NET REVENUES:
  Farm Crop Sales                                                 $ 1,919,770
     Total Net Revenues                                             1,919,770

COST OF GOODS SOLD                                                  1,424,309
                                                                  -----------
GROSS PROFIT                                                          495,461

OPERATING EXPENSES:
  Salaries, Wages and Related Expenses                                808,521
  Consulting                                                          148,800
  Travel                                                               72,440
  Other General and Administrative                                    419,366
                                                                  -----------
     Total Operating Expenses                                       1,449,127

LOSS FROM OPERATIONS                                                 (953,666)

OTHER INCOME (EXPENSE):
  Interest income                                                         128
  Interest expense                                                   (372,792)
  Loss on disposal of fixed assets                                    (44,144)
                                                                  -----------
     Total Other (Expense)                                           (416,808)
                                                                  -----------
LOSS BEFORE INCOME TAXES                                           (1,370,474)

CURRENT TAX EXPENSE                                                        --
CURRENT TAX (BENEFIT)                                                      --
                                                                  -----------
NET LOSS                                                          $(1,370,474)
                                                                  ===========
BASIC AND DILUTED LOSS
  PER COMMON SHARES                                               $     (0.09)
                                                                  -----------

              The accompanying notes are an integral part of this
                        consolidated financial statement

                                                    PENGE CORP. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                  FOR THE YEAR ENDED JUNE 30, 2005


                                        Preferred Stock            Common Stock           Additional
                                   ------------------------   -------------------------     Paid-in      Accumulated   Subacriptions
                                     Shares       Amount        Shares        Amount        Capital        Deficit       Receivable
                                   ----------   -----------   -----------   -----------   -----------    -----------    -----------

Balance June 30, 2004                      --   $        --    12,852,331        12,852     1,110,488       (820,600)       (50,000)

Issuance of shares for cash at
  $.30 per share, July through
  August 2004                              --            --       100,001           100        29,900             --             --

Fair value of warrants issued
  in connection with notes
  payable, September 2004                  --            --            --            --        15,000             --             --

Convertible note payable proceeds
  allocated to beneficial
  conversion feature,
  September 2004                           --            --            --            --        50,000             --             --

Compensation for options granted
  to purchase 200,000 shares of
  common stock for consulting
  services rendered, September 2004        --            --            --            --        60,000             --             --

Issuance of shares in payment of
  consulting services rendered at
  $.30 per share, February 2005            --            --        70,375            70        21,043             --             --

Compensation for options granted
  to purchase 300,000 shares of
  common stock for consulting
  services rendered February 2005          --            --            --            --        43,755             --             --


                                                             [Continued]

                        The accompanying notes are an integral part of this consolidated financial statement

                                                                 F-5

                                                    PENGE CORP. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                  FOR THE YEAR ENDED JUNE 30, 2005
                                                             (CONTINUED)


                                        Preferred Stock            Common Stock           Additional
                                   ------------------------   -------------------------     Paid-in      Accumulated   Subacriptions
                                     Shares       Amount        Shares        Amount        Capital        Deficit       Receivable
                                   ----------   -----------   -----------   -----------   -----------    -----------    -----------

Issuance of shares for employee
  services rendered, February
  through March 2005                       --            --     1,150,000         1,150       343,850             --             --

Exercised options to purchase
  shares at $.10 per share and
  at $.11 per share for
  subscriptions receivable,
  February 2005                            --            --     4,000,000         4,000       416,000             --       (420,000)

Issuance of shares to acquire S&S
  Plant Farms, Inc. at $.30 per
  share, March 2005                        --            --     1,666,667         1,667       498,333             --             --

Issuance of shares for cash and
  subscriptions receivable at
  $.50 per share, April through
  June 2005                                --            --       872,000           872       435,128             --       (193,500)

Issuance of shares upon conversion
  of note payable and accrued
  interest, at $.24 per share,
  June 2005                                --            --       847,032           847       202,441             --             --

Issuance of shares in payment of
  consulting services rendered at
  $.50 per share, June 2005                --            --        50,000            50        24,950             --            --\


                                                             [Continued]

                        The accompanying notes are an integral part of this consolidated financial statement

                                                                 F-6

                                                    PENGE CORP. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                  FOR THE YEAR ENDED JUNE 30, 2005
                                                            (CONTINUED)


                                        Preferred Stock            Common Stock           Additional
                                   ------------------------   -------------------------     Paid-in      Accumulated   Subacriptions
                                     Shares       Amount        Shares        Amount        Capital        Deficit       Receivable
                                   ----------   -----------   -----------   -----------   -----------    -----------    -----------

Payments received on stock
  subscription receivables                 --            --            --            --            --             --         80,223

Effect of recapitalization of
  subsidiary, June 2005                    --            --     1,523,967         1,524        (1,524)            --             --

Net loss for the year
  ended June 30, 2005                      --            --            --            --            --     (1,370,474)            --
                                   ----------   -----------   -----------   -----------   -----------    -----------    -----------
                                           --   $        --    23,132,373   $    23,132   $ 3,249,364    $(2,191,074)   $  (583,277)
                                   ==========   ===========   ===========   ===========   ===========    ===========    ===========

                        The accompanying notes are an integral part of this consolidated financial statement

                                                                 F-7

                          PENGE CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                             For the Year Ended
                                                                  June 30,
                                                                    2006
                                                                 -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                       $(1,370,474)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
      Amortization of deferred loan costs                             57,749
      Amortization of discounts on notes payable                      62,096
      Bad debt expense                                                 5,334
      Impairment of inventory                                       (100,000)
      Depreciation and amortization                                  143,803
      Contingent derivative liabilities                               12,229
      Loss on sale of equipment                                       44,144
      Non-cash expense related to shares and options issued          494,868
      Changes in assets and liabilities:
        Accounts receivable                                         (119,693)
        Inventories                                                 (600,081)
        Prepaid expenses                                              (1,776)
        Refundable deposits                                              (40)
        Accounts payable                                             422,132
        Accrued liabilities                                           20,142
        Customer deposits                                              3,271
                                                                 -----------
          Net Cash Used by Operating Activities                     (926,296)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments to purchase property and equipment                       (514,119)
  Proceeds from sale of property and equipment                        11,000
  Cash paid for business acquisitions                               (450,000)
                                                                 -----------
          Net Cash Used by Investing Activitie                      (953,119)
                                                                 -----------

                                   [Continued]

               The accompanying notes are an integral part of this
                        consolidated financial statement

                          PENGE CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (CONTINUED)


                                                              For the Year Ended
                                                                   June 30,
                                                                     2006
                                                                  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from related party advances                                281,735
  Payments on related party advances                                 (286,825)
  Payment of loan costs                                              (108,060)
  Proceeds from convertible notes payable                           1,387,656
  Payments on convertible notes payable                               (10,000)
  Proceeds from related party convertible notes payable               450,000
  Proceeds from notes payable                                         302,666
  Payments on notes payable                                           (40,750)
  Proceeds from related party notes payable                            85,000
  Payments on related party notes payable                            (198,676)
  Proceeds from issuance of common stock                              352,723
                                                                  -----------
     Net Cash Provided by Financing Activities                      2,215,469
                                                                  -----------

INCREASE IN CASH AND EQUIVALENTS                                      336,054

CASH AND EQUIVALENTS AT THE BEGINNING OF THE PERIOD                    (8,763)
                                                                  -----------

CASH AND EQUIVALENTS AT THE END OF THE PERIOD                     $   327,291
                                                                  ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest                                                     $   192,747
     Income Taxes                                                 $        --


                                   [Continued]

               The accompanying notes are an integral part of this
                        consolidated financial statement

                          PENGE CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

   For the year ended June 30, 2005

     In July 2004, the Company issued a $200,000 convertible note payable and recorded a discount of $50,000 for the beneficial conversion feature of the note.

     In August 2004, the Company issued a $50,000 note payable and recorded a discount of $15,000 for warrants to purchase 50,000 shares of common stock issued in connection with the note payable.

     In September 2004, the Company granted options to purchase 200,000 shares of common stock for consulting services rendered valued at $60,000.

     In February 2005, the Company granted options to purchase 300,000 shares of common stock for consulting services rendered valued at $90,000.

     In February through March 2005, the Company issued 1,150,000 shares of common stock for employee services rendered valued at $345,000.

     In February 2005, officers of the Company exercised options to purchase 2,000,000 shares of common stock at $.10 and 2,000,000 shares of common stock at $.11 per share for subscriptions receivable of $420,000.

     In March 2005, the Company issued 1,166,667 shares of common stock valued at $500,000, issued a $200,000 note payable, issued a $500,000 note payable, and paid $300,000 cash to acquire 100% of S&S Plant Farm, Inc.'s capital stock. Through the acquisition, the Company acquired inventory of $219,949, property and equipment of $1,321,918, and assumed accounts payable of $41,866.

     In June 2005, the Company issued 412,000 shares of common stock for subscriptions receivable of $193,500 and cash of $12,500.

     In June 2005, the Company issued 847,032 shares of common stock upon the conversion of a $200,000 note payable with accrued interest of $3,288.

     In June 2005, the Company issued 50,000 shares of common stock in payment of consulting services rendered valued at $25,000.

     In June 2005, the Company sold property to an employee with a net book value of $50,371 for $10,000 cash and a receivable of $1,000.


                                   [Continued]


               The accompanying notes are an integral part of this
                        consolidated financial statement

                          PENGE CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
(CONTINUED):

     In June 2005, the Company issued 1,523,967 shares of common stock and paid $150,000 in the merger with Profile Diagnostic Sciences, Inc. And recorded $150,000 of goodwill.

     In June 2005, the Company purchase land by issuing a $1,166,319 note payable and paying cash of $208,162


               The accompanying notes are an integral part of this
                        consolidated financial statement

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION - Penge Corp., ("Parent") formerly Profile Diagnostic Sciences, Inc., was organized under the laws of the State of Nevada and was reincorporated in Delaware by a Merger on May 17, 1987.

     Penge Acquisition Corp., a wholly-owned subsidiary of the Parent and incorporated in Nevada.

     Penge Corp. ("Penge") was organized under the laws of the State of Nevada on August 6, 2002.

     Major Trees, Inc. ("MT Subsidiary") was organized under the laws of the State of Arizona on December 29, 1993. On September 27, 2002, Penge acquired MT Subsidiary and certain assets of M7 Farms pursuant to a Purchase Agreement signed August 14, 2002. Pursuant to the agreement, Penge acquired certain assets from M7 Farms and all of its common stock wherein MT Subsidiary became a wholly-owned subsidiary of Penge.

     S&S Plant Farms, Inc. ("S&S Subsidiary") was organized under the laws of the State of Texas on February 23, 1995. On March 1, 2005, Penge acquired S&S Subsidiary pursuant to a Stock Purchase Agreement effective March 1, 2005. Pursuant to the agreement, Penge acquired all of S&S Subsidiary's common stock wherein S&S Subsidiary became a wholly-owned subsidiary of Penge. The financial statements include operations of S&S Plant Farms, Inc. from March 1, 2005 through June 30, 2005.

     On June 30, 2005, the Parent completed a plan of reorganization and stock exchange agreement with Penge Corp. wherein the Parent issued common shares to acquire all the issued and outstanding shares of Penge Corp (a reverse acquisition). The reorganization further merged Penge Acquisition Corp, with and into Penge, wherein Penge became a wholly-owned subsidiary of the Parent. In connection with the reorganization Profile Diagnostics Sciences, Inc. name was changed to Penge Corp., the officers and directors of Penge became the officers and directors of Parent and Penge paid $150,000 to Tyrant LLC an entity owned by shareholders of the Parent.

     Parent, Penge, MT Subsidiary, and S&S Subsidiary, ("the Company") grow landscaping and garden plants, flowers, shrubs, trees and other agricultural products for sale to retail nurseries and landscape professionals in Southwestern United States. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     CONSOLIDATION -The financial statements presented reflect the accounts of Parent, Penge, MT Subsidiary, and S&S Subsidiary, all significant inter-company transactions have been eliminated in consolidation.

     AGRICULTURAL PRODUCTION - The Company accounts for their agricultural activities in accordance with Statement of Position 85-3, "Accounting by Agricultural Producers and Agricultural Cooperatives". All direct and indirect costs of growing crops are either accumulated as inventory or expensed as cost of goods sold. Permanent land development costs are capitalized and not depreciated. Limited-life land development costs and the development costs to bring long-life and intermediate-life plants into production are capitalized and depreciated using the straight-line method over the estimated useful lives of the assets.

     CASH AND CASH EQUIVALENTS - The Company considers all highly-liquid debt investments purchased with an original maturity of three months or less to be cash equivalents. The Company had $148,085 in excess of federally insured limits at June 30, 2005.

     ACCOUNTS RECEIVABLE - The Company records accounts receivable at the lower of cost or fair value. The Company recognizes interest income on an account receivable based on the stated interest rate for past-due accounts over the period that the account is past due. At June 30, 2005, the Company has an allowance for doubtful accounts of $5,503, which reflects the Company's best estimate of probable losses inherent in the accounts receivable balance. The Company estimates allowances for doubtful accounts based on the aged receivable balances and historical losses. The Company records interest income on delinquent accounts receivable only when payment is received. The Company first applies payments received on delinquent accounts receivable to eliminate the outstanding principal. The Company charges off uncollectible accounts receivable when management estimates no possibility of collecting the related receivable. The Company considers accounts receivable to be past due or delinquent based on contractual terms.

     INVENTORIES - Growing crops inventory is stated at the lower of cost or market using the retail method as the Company has a large quantity of inventory items that have similar costs and markups; they do not have any individually significant items. Because of the Company's inventory has these characteristics, it is not beneficial to track inventory costs to each individual unit of inventory. Under the retail method, the Company counts and extends their inventory at estimated sales prices, based upon historical sales, which it then multiplies by its cost ratio to determine inventory at cost. The Company's cost ratio is determined by adding the total cost of the beginning inventory and all direct and indirect costs of growing crops divided by the total estimated sales price of ending inventory, based on historical sales, plus sales revenues. Raw material inventory is stated at the lower of cost or market using the first-in first-out (FIFO) method.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost or carryover basis. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company periodically reviews their property and equipment for impairment.

     LAND HELD FOR SALE - Land held for sale is recorded at the lower of cost or estimated net realizable value.

     INTANGIBLE ASSETS - The Company accounts for their intangible assets in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 establishes three classifications for intangible assets including definite-life intangible assets, indefinite-life intangible assets and goodwill and requires different accounting treatment and disclosures for each classification. In accordance with SFAS No. 142, the Company periodically reviews their intangible assets for impairment.

     STOCK OFFERING COSTS - Costs related to proposed stock offerings are deferred and offset against the proceeds of the offering. In the event a stock offering is unsuccessful, the costs related to the offering are written off to expense.

     PRODUCT WARRANTY - The Company warrants their agricultural products against damage that may occur prior to delivery to the customer. At June 30, 2005, the Company has established a reserve for future warranty expense of $0.

     REVENUE RECOGNITION - The Company's revenue comes primarily from the sale of agricultural products. The Company recognizes revenue from the sale of agricultural products when rights and risk of ownership have passed to the customer, there is persuasive evidence of a sales arrangement, product has been shipped or delivered to the customer, the price and terms are finalized and collection of the resulting receivable is reasonably assured. The Company has historically generated revenue from business consulting services.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     STOCK-BASED COMPENSATION - The Company has one stock-based employee compensation plan [SEE NOTE 10]. The Company accounts for their plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. The following table illustrates the effect on net income and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to the Company's stock-based employee compensation.

                                                                 June 30, 2005
                                                                 -------------

                  Net loss, as reported                          $  (1,270,474)
                  Add:  Stock-based employee
                    compensation expense included in
                    reported net loss                                        -
                  Deduct:  Total stock-based employee
                    compensation expense determined
                    under fair value based method                            -
                                                                 -------------
                  Pro forma net loss                                (1,270,474)
                                                                 -------------

                  Loss per common share, as reported             $      (0.08)
                  Loss per common share, pro forma               $      (0.08)

     INCOME TAXES - The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" [SEE NOTE 11].

     LOSS PER SHARE - The Company calculates loss per share in accordance with the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share." Basic earnings per common share (EPS) are based on the weighted average number of common shares outstanding during each period. Diluted earnings per common share are based on shares outstanding (computed as under basic EPS) and potentially dilutive common shares. Potential common shares included in the diluted earnings per share calculation include in-the-money stock options that have been granted but have not been exercised and convertible note payable. [SEE NOTE 12].

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     RECENTLY ENACTED ACCOUNTING STANDARDS - The Emerging Issues Task Force has issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This Issue addresses the meaning of other-than-temporary impairment and its application to debt and equity securities. The Company does not expect this statement to have a material impact on its financial position, results of operations or liquidity.

     In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment to APB Opinion No. 29." This statement requires exchanges of similar productive assets to now be accounted for at fair value, the basic principle for nonmonetary transactions, unless the exchange lacks commercial substance. The Company does not expect the adoption of SFAS No. 153 to have a material impact on its financial position, results of operations or liquidity.

     In December 2004, the FASB issued two Staff Positions that provide accounting guidance for the effects of the American Jobs Creation Act of that was signed into law on October 22, . SFAS 109-1, "Application of FASB Statement No. 109, `Accounting for Income Taxes,' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of " states the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. SFAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004", allows additional time to evaluate the effects of the legislation for repatriation of foreign earnings. The Company does not expect these statements to have a material impact on its financial position, results of operations or liquidity.

     In December, the FASB issued SFAS No. 123R, "Share-Based Payments". SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock Based Compensation", and supersedes APB 25. Among other items, SFAS No. 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS No. 123R is the first reporting period beginning after December 31, 2005. The Company has not yet determined the model it will use to measure the fair value of awards of equity instruments to employees upon the adoption of SFAS No. 123R. The impact of SFAS No. 123R on the Company's results of operations cannot be predicted at this time because it will depend on the number of equity awards granted in the future, as well as the model and assumptions used to value the awards.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - ACQUISITIONS

     PROFILE DIAGNOSTIC SCIENCES, INC. - On June 30, 2005, Profile Diagnostic Sciences, Inc., Parent, completed a plan of reorganization and stock exchange agreement with Penge Corp. wherein the Parent issued common shares to acquire all the issued and outstanding shares of Penge Corp (a reverse acquisition). The reorganization further merged Penge Acquisition Corp, with and into Penge, wherein Penge became a wholly-owned subsidiary of the Parent. In connection with the reorganization Profile Diagmostics Scienses, Inc. name was changed to Penge Corp., the officers and directors of Penge became the officers and directors of Parent and Penge paid $150,000 to Tyrant LLC, an entity controlled by sharesholders of the Parent.

     S&S PLANT FARMS, INC. - On March 1, 2005, Parent acquired S&S Plant Farms, Inc. pursuant to the Stock Purchase Agreement effective March 1, 2005. Penge issued 1,667,000 shares of common stock valued at $500,000, issued a $200,000 note payable, issued a $500,000 note payable, and paid $300,000 in cash to acquire 100% of S&S Plant Farms, Inc.'s capital stock. The financial statements include operations of S&S Plant Farms, Inc. from March 1, 2005 through June 30, 2005.

     The following shows how the purchase price was allocated to the assets acquired from S&S Plant Farms, Inc. at March 1, 2005:

                                                                 March 1, 2005
                                                                ---------------

                  Inventory                                     $       219,949
                  Property, plant and equipment                       1,321,917
                  Accounts payable                                      (41,866)
                                                                ---------------
                                                                $     1,500,000
                                                                ---------------

     SAMPRES TREE FARMS, L.L.C. - On May 26, 2004, Parent acquired certain assets of Sampres Tree Farms L.L.C. pursuant to an Asset Purchase Agreement. Parent issued 400,000 shares of common stock valued at $120,000, issued a $400,000 note payable and paid $150,151 in cash to acquire the assets. The Company has accounted for the acquisition as an asset purchase. The purchase price was allocated to the assets acquired as follows:

                                                                  May 26, 2004
                                                                ---------------

                  Inventory                                     $       133,051
                  Property, plant and equipment                         537,100
                                                                ---------------
                                                                $       670,151
                                                                ---------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - INVENTORIES

     Inventories consist of the following at:

                                                                 June 30, 2005
                                                                ---------------

                  Raw materials                                 $       255,701
                  Growing crops                                       1,476,131
                  Allowance for obsolete / slow
                    moving inventory                                    (50,000)
                                                                ---------------
                                                                $     1,681,832
                                                                ---------------

     All of the Company's inventories are collateral for certain notes payable [See Notes 6, 7, 8, and 9].


NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

     Property and equipment consist of the following at:

                                                         Estimated
                                                      Useful Lives of       June 30,
                                                       Assets (Years)         2005
                                                      ---------------     ------------

         Office furniture and equipment                    1 - 10         $     36,126
         Farm equipment                                    2 - 15            1,468,073
         Buildings                                        20 - 30              715,110
         Land                                          not applicable          492,753
         Construction in progress                      not applicable          131,329
                                                                          ------------
         Total                                                               2,843,391

         Less accumulated depreciation                                        (218,533)
                                                                          ------------
         Property, Plant and Equipment, net                               $  2,624,858
                                                                          ------------

     Depreciation expense for the year ended June 30, 2005 was $132,240. All of the Company's property and equipment are collateral for certain notes payable [See Notes 6, 7, 8 and 9].

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     For the year ended June 30, 2005, the Company had $82,136 and in property and equipment that had a lease liability payable by shareholders of the Company.


NOTE 5 - GOODWILL / DEFINITE-LIFE INTANGIBLE ASSETS

     The following is a summary of goodwill and definite-life intangible assets:

                                                            June 30, 2005
                                                            -------------
     GOODWILL
         Goodwill                                           $     150,000
                                                            -------------
     DEFINITE-LIFE INTANGIBLES
         5-year non-compete contract with
              shareholder                                          28,907
         5-year non-compete contract with
              shareholders                                         28,907

         Less accumulated amortization                            (32,761)
                                                            -------------
         Net Definite-Life Intangible Assets                $      25,053
                                                            -------------

     The Company estimates that its amortization expense will be approximately as follows for the twelve month periods ended:
                                           Amortization
                    June 30,                 Expense
                 -------------             ------------
                    2006                      11,563
                    2007                      11,563
                    2008                       1,927
                    Thereafter                     -
                                           ------------
                                               25,053

     The Company is amortizing their definite-life intangible assets on a straight-line basis over five years. Amortization expense of $11,563 was recorded for the year ended June 30, 2005, and has been included in general and administrative expense.

     Goodwill - The Company recorded goodwill of $150,000 in connection with the acquisition of Profile Diagnostic Sciences, Inc. as the purchase price of $150,000 exceeds the $0 net book value of the assets acquired.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE  6 - CONVERTIBLE NOTES PAYABLE

     The Company had the following convertible notes payable summarized in groups with similar attributes at:

                                                                                    June 30, 2005
                                                                                    -------------
              10% Note payable, maturing in 2007,convertible at $.25 per share on or before six-month anniversary, $.35 per share six months to one year, and $.50 per share after one year, no collateral,
                 net discount for beneficial conversion of $4,500                   $      40,500

              12% Note payable, maturing in 2007, convertible at $.65 per share for the first twelve months and $.75 per share for the second
                 twelve months, secured by UCC-1lien against inventory                    270,000

              12% Note payable, maturing in 2007, convertible at $.30 per share
                 through February 2007, secured by UCC-1 lien against inventory           378,000

              12% Note payable, maturing in 2008, convertible at $.65 per share for the first twelve months and $.75 per share for the second
                 twelve months, secured by UCC-1 lien against inventory                   500,000

              15% Note payable, maturing in 2007, convertible at $.30 per share
                 (At the time of conversion, the creditor can require the
                 Company to redeem any amount of the shares converted at $.345 per share, secured by a lien using a Trust Deed and Trust Deed
                 Note, against Major Trees and against Major Trees, TX, and a
                 term life insurance policy on two officers of the Company                370,125
                                                                                    -------------
              Total                                                                     1,558,625
              Less Current Portion                                                             --
                                                                                    -------------

                                                                                    $   1,558,625
                                                                                    -------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE  6 - CONVERTIBLE NOTES PAYABLE (CONTINUED)

     The convertible notes payable mature as follows for the twelve-month periods ended:
                                June 30,                          Amount
                               -----------                    ------------

                                  2006                        $          -
                                  2007                           1,058,625
                                  2008                             500,000
                               Thereafter                                -
                                                              ------------

                                                              $  1,558,625
                                                              ------------

     The discounts due to the beneficial conversion feature of the notes are being amortized over the term of the respective notes. For the years ended June 30, 2005, the Company amortized $55,533, the discounts on notes payable as interest expense.

     At June 30, 2005, the Company had a total of $29,081 in loan fees and costs from establishing these convertible notes payable. These costs have been deferred and are being amortized over the term of the respective notes. For the years ended June 30, 2005, the Company amortized $22,679, of the deferred loan costs as interest expense.

     For the years ended June 30, 2005, interest expense on the convertible notes payable amounted to $91,691.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - RELATED PARTY CONVERTIBLE NOTES PAYABLE

     The Company had the following related party convertible notes payable summarized in groups with similar attributes due to shareholders of the Company at:

                                                                                    June 30, 2005
                                                                                    -------------

              12% Note payable, maturing in 2007, convertible at $.30 per share through February 2007, secured by UCC-1 lien against inventory,
                 greenhouses, and  equipment                                        $     200,000

              12% Note payable, maturing 2007, convertible at $.30 per share
                 through February 2007, secured by UCC-1 lien against inventory           100,000

              12% Note payable, maturing in 2008, convertible at $.65 per share for the first twelve months and $.75 per share for the second
                 twelve months, secured by UCC-1 lien against inventory                    50,000

              12% Note payable, maturing in 2007, convertible at $.30 per share
                 through February 2007, secured by inventory                              100,000
                                                                                    -------------
              Total                                                                       450,000
              Less Current Portion                                                              -
                                                                                    -------------
                                                                                    $     450,000
                                                                                    -------------

     The related party convertible notes payable mature as follows for the twelve-month periods ended:

                                June 30,                          Amount
                               -----------                    ------------

                                  2006                        $          -
                                  2007                             400,000
                                  2008                              50,000
                               Thereafter                                -
                                                              ------------
                                                              $    450,000
                                                              ------------

     For the years ended June 30, 2005, interest expense on the related party convertible notes payable amounted to $19,792.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - NOTES PAYABLE

     The Company had the following notes payable summarized in groups with similar attributes at:

                                                                                    June 30, 2005
                                                                                    -------------
              7% Note payable, yearly payments of $50,000, maturing 2007, secured by Major Tree's outstanding shares of capital stock,
                 financial books and records, equipment, and furniture              $      77,150

              14% Note payable, maturing 2007, secured by MT Subsidiary's
                 land in Cocise County, AZ                                                280,646

              14% Note payable, maturing 2007, secured by the property of an
                 officer in Clark County, Nevada                                          172,020

              12% Note payable, maturing in 2007, secured by inventory                     85,577

              Interest rate will be 6% until July 1, 2006. Beginning July 1,
                 2006, interest will accrue at the rate per year that will be the lessor of .5% in excess of the Prime Interest Rate as
                 published by the Wall Street Journal; or the maximum
                 nonusirious rate of interest permitted by applicable law.
                 Beginning August 2006, monthly payments necessary to amortize the balance over a period ending July 2015 will be required.
                 The note matures on July 1, 2010 when the balance will be due.
                 Note is secured by land in San Angelo, TX which is held
                 for resale.                                                            1,166,319
                                                                                    -------------
              Total                                                                     1,781,712
              Less Current Portion                                                        (46,400)
                                                                                    -------------
                                                                                    $   1,735,312
                                                                                    -------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - NOTES PAYABLE (CONTINUED)

     The notes payable mature as follows for the twelve-month periods ended:

                                                                Principle
                                June 30,                           Due
                               -----------                    ------------

                                  2006                        $     46,400
                                  2007                             659,737
                                  2008                             101,579
                                  2009                             108,567
                                  2010                             115,838
                               Thereafter                          749,591
                                                              ------------

                                                              $  1,781,712
                                                              ------------

     At June 30, 2005, the Company had a total of $36,422 in loan fees and costs from establishing these notes payable. These costs have been deferred and are being amortized over the term of the respective notes. For the years ended June 30, 2005, the Company amortized $32,549, of the deferred loan costs as interest expense.

     For the years ended June 30, 2005, interest expense on the notes payable amounted to $57,440.


NOTE 9 - RELATED PARTY NOTES PAYABLE

     The related party notes payable mature as follows for the twelve-month periods ended:

                                June 30,                          Amount
                               -----------                    ------------

                                  2006                        $    273,198
                                  2007                             176,480
                                  2008                              94,255
                                  2009                             329,712
                                  2010                             437,970
                               Thereafter                                -
                                                              ------------

                                                              $  1,311,615
                                                              ------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - RELATED PARTY NOTES PAYABLE (CONTINUED)

     The Company had the following related party notes payable summarized in groups with similar attributes due to shareholders of the Company at:

                                                                                    June 30, 2005
                                                                                    -------------

              7% Note payable, yearly payments of $75,000,
                 mature in 2009, secured by Major Tree's
                 farmland, inventory, buildings, and equipment                      $     240,901

              8% Note payable, monthly payments of $2,500, mature in 2009,
                 secured by land and inventory                                            279,151

              7% Note payable, quarterly payments of $11,660 through March 2007, quarterly payments of $13,527 from March 2007 through March
                 2009, quarterly payments of $15,483 from March 2009 through
                 March 2010, mature in 2010, secured by all of the issued and
                 outstanding shares of S&S Plant Farm, Inc.'s capital stock               500,000

              10% Note payable, maturing in 2007, secured by
                 UCC-1 lien against inventory, net discount for
                 options issued of $8,438                                                  41,563

              12% Note payable, maturing in 2007, secured
                 by inventory                                                              50,000

              7% Unsecured Note payable, maturing in 2006                                 200,000
                                                                                    -------------
              Total                                                                     1,311,615
              Less Current Portion                                                       (273,198)
                                                                                    -------------
                                                                                    $   1,038,417
                                                                                    -------------

     The discounts due to the options issued with the notes are being amortized over the term of the respective notes. For the years ended June 30, 2005, the Company amortized $6,563, of the discounts on notes payable as interest expense.

     At June 30, 2005, the Company had a total of $2,979 in loan fees and costs from establishing these notes payable. These costs have been deferred and are being amortized over the term of the respective notes. For the years ended June 30, 2005, the Company amortized $2,521 of the deferred loan costs as interest expense. For the years ended June 30, 2005, interest expense on the related party notes payable amounted to $65,476.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - CAPITAL STOCK AND OPTIONS

     PREFERRED STOCK - The Company has authorized 10,000,000 shares of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. At June 30, 2005, no preferred shares were issued and outstanding.

     COMMON STOCK - The Company is authorized 50,000,000 shares of common stock with $.001 par value.

     In June 2005, the Company issued 1,523,967 shares of their previously authorized but unissued common stock as part of a merger [SEE NOTE 2].

     In June 2005, the Company issued 50,000 shares of their previously authorized but unissued common stock for consulting services rendered valued at $25,000.

     In June 2005, the Company issued 847,032 shares of their previously authorized but unissued common stock upon conversion of $200,000 note payable and $3,288 accrued interest.

     In April through June 2005, the Company issued 872,000 shares of their previously authorized but unissued common stock for cash of $242,500 and subscriptions receivable of $193,500.

     In March 2005, the Company issued 1,666,667 shares of their previously authorized but unissued common stock as part of a stock purchase agreement [SEE NOTE 2].

     In February 2005, the Company issued 2,000,000 shares of their previously authorized but unissued common stock for subscriptions receivable of $220,000. As of June 30, 2005, the Company had received $20,223 of the subscriptions receivable.

     In February 2005, the Company issued 2,000,000 shares of their previously authorized but unissued common stock for subscriptions receivable of $200,000. As of June 30, 2005, the Company had received $10,000 of the subscriptions receivable.

     In February through March 2005, the Company issued 1,150,000 shares of their previously authorized but unissued common stock for employee services rendered valued at $345,000.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - CAPITAL STOCK AND OPTIONS (CONTINUED)

     In February 2005, the Company issued 70,375 shares of their previously authorized but unissued common stock for consulting services rendered valued at $21,113.

     In June 2004, the Company issued 166,667 shares of their previously authorized but unissued common stock for a subscription receivable of $50,000, or $.30 per share. As of June 30, 2005, the Company had received $50,000 of the subscriptions receivable.

     STOCK OPTION PLAN - In October 2002, the Company's Board of Directors approved and adopted the "2002 Stock Incentive Plan" ("the Plan") with a maximum of 8,000,000 shares of common stock reserved for issuance under the Plan. The Plan provides for both the direct award of shares and for the grant of options to purchase shares to employees, officers, directors, agents, consultants, advisors and independent contractors. Awards under the Plan will be granted as determined by the Board of Directors and the Board of Directors shall determine which eligible persons are to receive Incentive Stock Options, Non-Statutory Stock Options or stock issuances. The Board of Directors also sets the number of shares, the exercise price and the exercise terms for grants. Options granted to non-exempt employees are required to have an exercise price of at least 85% of the fair market value of the common stock at the time of grant. Incentive Stock Options must be granted with an exercise price of at least 100% (110% for shareholders who own at least 10% of the Company's outstanding stock) of the fair market value of the common stock at the time of grant. Incentive Stock Options are required to expire within 10 years. At June 30, 2005, total awards available to be granted from the plan amounted to 3,150,000.

     In February 2005, the Company's Board of Directors granted options to purchase 300,000 shares of common stock from the 2002 Stock Incentive Plan to consultants for services rendered valued at $90,000. The options vested immediately and are exercisable at $.30 per share for 2 years. At June 30, 2005, none of these options had been exercised, forfeited, or cancelled.

     In August 2004, the Company's Board of Directors granted options to purchase 200,000 shares of common stock from the 2002 Stock Incentive Plan to a consultant for services rendered valued at $60,000. The options vested immediately and are exercisable at $.30 per share for 10 years. At June 30, 2005, none of these options had been exercised, forfeited, or cancelled.

     In August 2004, the Company's Board of Directors issued options to purchase 50,000 shares of common stock from the 2002 Stock Incentive Plan to a creditor. The options were valued at $15,000. The options vested immediately and are exercisable at $.30 per share for 10 years. At June 30, 2005, none of these options had been exercised, forfeited, or cancelled.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - CAPITAL STOCK AND OPTIONS (CONTINUED)

     In September 2003, the Company's Board of Directors granted options to purchase 100,000 shares of common stock from the 2002 Stock Incentive Plan to a consultant for services rendered valued at $30,000. The options vested immediately and are exercisable at $.30 per share for 10 years. At June 30, 2005 and 2004, 5,000 and 0, respectively, of these options had been exercised and none had been forfeited or cancelled.

     A summary of the status of options granted at June 30, 2005, and changes during the periods then ended are as follows:

                                                                   June 30, 2005
                                                             --------------------------
                                                                              Weighted
                                                                              Average
                                                                              Exercise
                                                               Shares          Price
                                                             ----------      ----------

          Outstanding at beginning of period                  4,300,000      $   0.11
          Granted                                               550,000          0.30
          Exercised                                          (4,000,000)         0.11
          Forfeited                                                  --            --
          Expired                                                    --            --
                                                             ----------      ----------
          Outstanding at end of period                          850,000          0.25
                                                             ----------      ----------
          Exercisable at end of period                          850,000          0.25
                                                             ----------      ----------
          Weighted average fair value of
            options granted                                     550,000          0.30
                                                             ----------      ----------

     The fair value of each option granted is estimated on the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended June 30, 2005: expected dividend yields of zero, expected life of 5.6 years, expected volatility of 302.4%, and risk-free interest rates of 3.9%.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - CAPITAL STOCK AND OPTIONS (CONTINUED)

     A summary of the status of stock options outstanding at June 30, 2005 is presented below:

                                     Options Outstanding                               Options Exercisable
                   ---------------------------------------------------------- -------------------------------------
                                       Weighted Average
    Range of            Number            Remaining         Weighted Average       Number         Weighted Average
Exercise Prices      Outstanding       Contractual Life      Exercise Price      Exercisable       Exercise Price
-----------------  -----------------  -------------------  ------------------ -----------------  ------------------
     $ 0.10            200,000            7.4 years            $    0.10            200,000          $    0.10
       0.30            650,000            5.5 years                 0.30            650,000               0.30
-----------------  -----------------  -------------------  ------------------ -----------------  ------------------
   $0.10-0.30          850,000            5.9 years            $    0.25            850,000          $    0.25
-----------------  -----------------  -------------------  ------------------ -----------------  ------------------

NOTE 11 - INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Which requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

     At June 30, 2005, the total of all deferred tax assets is approximately $592,000 the total of all deferred tax liabilities is $61,000. The amount of and ultimate realization of the benefits from the deferred tax assets is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of these uncertainties surrounding the realization of the NOL carryforwards, the Company has established a valuation allowance of approximately $531,000 at June 30, 2005. The change in the valuation allowance for the year ended June 30, 2005 was approximately $463,000.

     The temporary differences, tax credits and carryforwards gave rise to the following estimated deferred tax asset at:

                                                                   June 30, 2005
                                                                   -------------

              Net operating loss carryover                         $    579,000
              Capital loss carryover                                      3,000
              Excess of book over tax basis of fixed
                 And intangible Assets                                  (61,000)
              Inventory reserve                                          10,000
              Valuation allowance                                      (531,000)
                                                                   -------------
              Total deferred tax asset                             $          -
                                                                   -------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - INCOME TAXES (CONTINUED)

     At June 30, 2005, the Company has available unused net operating loss carryforwards of approximately $2,946,000, which may be applied against future taxable income and expire in various years through 2025. Also, the Company has unused capital loss carryovers at June 30, 2005 of approximately $23,000, respectively, which expire in various years through 2009.

     The estimated components of income tax expense (benefit) from continuing operations for the years ended June 30, 2005 consist of the following:

                                                                       2005
                                                                   -------------
         Current income tax expense (benefit):
           Federal                                                 $          -
           State                                                              -
                                                                   -------------
              Current tax expense                                             -
                                                                   -------------
         Deferred tax expense (benefit) arising from:
           Excess of tax over financial
              accounting depreciation                              $     13,000
           Capital loss carryover                                         1,000
           Inventory reserve                                            (10,000)
           Accrued compensation                                           6,000
           Net operating loss carryover                                (473,000)
           Valuation allowance                                          463,000
                                                                   -------------
              Net deferred tax (benefit)                           $          -
                                                                   -------------

     Deferred income tax expense/(benefit) results primarily from the reversal of temporary timing differences between tax and financial statement income.

     A reconciliation of income tax expense at the federal statutory rate to income tax expense at the company's effective rate is as follows:

                                                                   June 30, 2005
                                                                   -------------
         Computed tax at the expected statutory rate                    (15.00)%
         State and local income taxes, net of federal benefit            (4.67)
         Compensation due to options                                    (11.00)
         Valuation allowance                                             34.67
                                                                   -------------
              Effective income tax rates                                  0.00%
                                                                   -------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - LOSS PER SHARE

     The following data shows the amounts used in computing loss per share:

                                                                   June 30, 2005
                                                                   -------------
                  Loss from operations available to
                  common shareholders (numerator)                  $ (1,370,474)
                                                                   -------------

                  Weighted average number of common
                  shares outstanding used in loss per
                  share for the period (denominator)                 15,304,956
                                                                   -------------

     At June 30, 2005, the Company had outstanding options 850,000 shares and notes payable convertible into 5,188,623 shares which were not used in the computation of loss per share because their effect would be anti-dilutive.


NOTE 13 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred significant, recurring losses and has not generated positive cash flow from operating activities. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of their common stock or through possible business combinations. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


NOTE 14 - RELATED PARTY TRANSACTIONS

     RELATED PARTY ADVANCES - During the year ended June 30, 2005, officers/shareholders of the Company and their relatives have made advances to the Company and the Company has repaid the advances as funds have been available. During the year ended June 30, 2005, officers/shareholders of the Company and their relatives made advances totaling $281,735 and the company repaid advances totaling $286,825. Since the Company owed $10,234 from prior-year advances, the remaining balance owed to the officers/shareholders of the Company and their relatives at June 30, 2005 is $5,144.

     CONSULTING SERVICES - During the years ended June 30, 2005, the Company paid a relative of an officer/shareholder $10,250 for consulting services.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - RELATED PARTY TRANSACTIONS (CONTINUED)

     MANAGEMENT COMPENSATION - For the years ended June 30, 2005, the Company expensed $309,732 as salary to the Company's Chief Executive Officer. At June 30, 2005 , respectively, the Company owed $5,667 to the Chief Executive Officer for accrued salary.

     For the years ended June 30, 2005, the Company expensed $274,609 as salary to the Company's former Chief Financial Officer. At June 30, 2005, respectively, the Company owed $5,667 to the former Chief Financial Officer for accrued salary.

     EMPLOYEES - For the years ended June 30, 2005, the Company expensed $59,236 as salary to an employee of the Company who is the spouse of an officer/shareholder of the Company. At June 30, 2005, the Company owed $1,847 to this employee for accrued salary.

     For the years ended June 30, 2005, the Company expensed $62,437 as salary to an employee of the Company who is a relative of an officer/shareholder. At June 30, 2005, the Company owed $2,800 to this employee for accrued salary.

     For the years ended June 30, 2005, the Company expensed $15,162 as salary to employees of the Company who are former owners of S&S Subsidiary and shareholders of the Company. At June 30, 2005, respectively, the Company owed $1,478 to theses employees for accrued salary.


NOTE 15 - CONCENTRATIONS

     ACCOUNTS RECEIVABLE - At June 30, 2005, 17% of the Company's accounts receivable was owed by one customer.

     REVENUES - During the years ended June 30, 2005, the Company had a significant customer which accounted for 35% of the Company's total sales. The loss of this significant customer could adversely affect the Company's business and financial condition.


NOTE 16 - COMMITMENTS AND CONTINGENCIES

     DERIVATIVE LIABILITY FOR THE REDEMPTION OF COMMON STOCK - The Company has a convertible note payable which is convertible into common stock at $.30 per share. At the time of conversion, the creditor can require the Company to redeem any amount of the shares issued in the conversion at $.345 per share. At June 30, 2005, the Company owed $370,125 in principal and $4,655 in accrued interest on the note. If the note had been converted into stock on June 30, 2005, then the Company would have issued 1,249,268 shares of common stock which would have been redeemable at the creditor's option for $430,997. The Company has recorded a contingent derivative liability of $56,217 associated with the option.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - SUBSEQUENT EVENTS

     During December 2005, the Company accepted 408,296 common shares of the Company in payment of $359,300 in subscription receivable.

     In April and June 2006, the Company issued 59,286 shares of their previously authorized but unissued common stock for services and supplies valued at $41,500.

     In June 2006, the Company issued 356,083 shares of their previously authorized but unissued common stock for the conversion of $105,000 note payable and $1,825 interest.

     In July 2006, the Company issued 31,429 shares of their previously authorized but unissued common stock for cash of $22,000.

     In April 2006, the Company issued 35,715 shares of their previously authorized but unissued common stock for cash of $25,000.

     In March 2006, the Company issued 15,000 shares of their previously authorized but unissued common stock for services and supplies valued at $10,500.

     In February and March 2006, the Company issued 142,860 shares of their previously authorized but unissued common stock for cash of $100,000.

     In January 2006, the Company issued 50,000 shares of their previously authorized but unissued common stock for employee services rendered valued at $35,000.

     In December 2005, the Company issued 666,667 shares of their previously authorized but unissued common stock for the conversion of $200,000 note payable.

     In December 2005, the Company issued 308,921 shares of their previously authorized but unissued common stock for the conversion of $75,000 note payable and $2,230 interest.

     In December 2005, the Company issued 116,407 shares of their previously authorized but unissued common stock for the conversion of $25,000 note payable and $110 interest.

     In November 2005, the Company issued 35,714 shares of their previously authorized but unissued common stock for cash of $25,000.

     In August 2005, the Company issued 5,000 shares of their previously authorized but unissued common stock for the exercise of options at $.30 per share.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - SUBSEQUENT EVENTS

     During December 2005, the Company acquired 117 acre of land in Midland, Texas for $242,000.

     From July 2005 through July 2006 the Company borrowed an additional $367,500 under various notes and convertible payable with interest rates ranging from 12 to 24%, maturing on various dates through March 2021.

     During September 2005, the Company organized Texas Landscape Center, Inc.
     (TLC) as a wholly owned subsidiary of the Parent to own and operated a retail nursery located in Midland, Texas. TLC purchased a 4 acre retail location and opened the Texas Landscape Center opened April 15, 2006.

                          PENGE CORP. AND SUBSIDIARIES

             CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                                 MARCH 31, 2006

                          PENGE CORP. AND SUBSIDIARIES


                                    CONTENTS

                                                                          PAGE
                                                                          ----


       --     Unaudited Condensed Consolidated Balance Sheets,            F-37
                 March 31, 2006

       --     Unaudited Condensed Consolidated Statements of              F-39
                 Operations, for the three and nine months ended
                 March 31, 2006 and 2005

       --     Unaudited Condensed Consolidated Statements of Cash         F-40
                 Flows, for the nine months ended March 31, 2006
                 and 2005

       --     Notes to Unaudited Condensed Consolidated Financial         F-43
                 Statements

                          PENGE CORP. AND SUBSIDIARIES
                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                      March 31,
                                                                         2006
                                                                      ----------
CURRENT ASSETS:
  Cash                                                                $  215,968
  Accounts receivable, net                                                68,824
  Inventories, net                                                     2,596,766
  Prepaid assets                                                           3,255
                                                                      ----------
     Total Current Assets                                              2,884,835

PROPERTY, PLANT AND EQUIPMENT, net                                     4,509,834

LAND HELD FOR SALE                                                     1,394,675

OTHER ASSETS:
  Deferred loan costa                                                     15,310
  Deposits                                                                 5,000
  Goodwill                                                               150,000
  Definite-life intangible assets, net                                    16,381
                                                                      ----------
     Total Other Assets                                                  186,691
                                                                      ----------
                                                                      $8,976,035
                                                                      ==========

                                  [Continued]


    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

                           PENGE CORP AND SUBSIDIARIES
             UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT.)

                       LIABILITIES AND SHAREHOLDERS EQUITY


                                                                     March 31,
                                                                        2006
                                                                    ------------

CURRENT LIABILITIES:
  Current portion of convertible notes payable                      $   703,125
  Current portion of related party convertible notes payable            200,000
  Current portion of notes payable                                      754,351
  Current portion of related party notes payable                        264,787
  Current portion of capital lease obligations                           97,629
  Accounts payable                                                    1,128,942
  Related party payable                                                 120,328
  Customer deposits                                                       3,271
  Contingent derivative liabilities                                      56,240
  Other accrued liabilities                                             173,285
  Deferred revenue                                                        9,770
                                                                    -----------
     Total Current Liabilities                                        3,511,728

LONG-TERM DEBT:
  Convertible notes payable, less current portion                     1,814,500
  Related party convertible notes payable,
     less current portion                                               500,000
  Notes payable, less current portion                                 1,665,567
  Related party notes payable, less current portion                     778,952
  Capital lease obligations, less current portion                       239,857
  Deferred revenue long term                                             25,239
                                                                    -----------
     Total Long-term Debt                                             5,024,115
                                                                    -----------
                                                                      8,535,843

STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 10,000,000
     shares authorized, no shares issued and outstanding                     --
  Common stock, $.001 par value, 50,000,000 shares
     authorized, 24,064,643 shares issued
     and outstanding excluding 408,299 shares
     held in treasury stock                                              24,473
  Addtional paid-in capital                                           3,823,612
  Treasury stock, at cost (408,299 shares, respectively)               (359,300)
  Accumulated (deficit)                                              (3,048,593)
                                                                    -----------
                                                                        440,192
                                                                    -----------
                                                                    $ 8,976,035
                                                                    ===========

    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements


                                     PENGE CORP. AND SUBSIDIARIES
                       UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION


                                          For the Three Months Ended       For the Nine Months Ended
                                                    March 31,                       March 31,
                                          ---------------------------     ---------------------------
                                             2006            2005            2006            2005
                                          -----------     -----------     -----------     -----------
NET REVENUE:
  Farm crop sales                         $   274,815     $   197,033     $ 1,707,552     $   991,906

COST OF GOODS SOLD                            129,020         156,380       1,197,099         611,065
                                          -----------     -----------     -----------     -----------
GROSS PROFIT                                  145,795          40,653         510,453         380,841

OPERATING EXPENSES:
  Salaries, wages and related expenses        195,886         403,931         461,708         587,526
  Consulting                                   10,000          32,900          26,125          92,900
  Travel                                       11,879          20,664          35,932          38,620
  Other general and administrative             59,456         160,838         205,239         280,122
                                          -----------     -----------     -----------     -----------
     Total Operating Expenses                 277,221         618,333         729,004         999,168

LOSS FROM OPERATIONS                         (131,426)       (577,680)       (218,551)       (618,327)

OTHER INCOME (EXPENSE):
  Interest income                                  14              33             162              41
  Interest expense                           (299,919)        (90,090)       (639,130)       (217,961)
  Loss on disposal of fixed assets                 --              --              --          (4,773)
                                          -----------     -----------     -----------     -----------
     Total Other (Expense)                   (299,905)        (90,057)       (638,968)       (222,693)
                                          -----------     -----------     -----------     -----------
LOSS BEFORE INCOME TAXES                     (431,331)       (667,737)       (857,519)       (841,020)

CURRENT TAX EXPENSE                                --              --              --              --
CURRENT TAX (BENEFIT)                              --              --              --              --
                                          -----------     -----------     -----------     -----------
NET LOSS                                  $  (431,331)    $  (667,737)    $  (857,519)    $  (841,020)
                                          ===========     ===========     ===========     ===========
BASIC AND DILUTED LOSS
  PER COMMON SHARES                       $     (0.02)    $     (0.04)    $     (0.04)    $     (0.04)
                                          -----------     -----------     -----------     -----------

               The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

                                                 F-39

                          PENGE CORP. AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                     For the Nine Months Ended
                                                              March 31,
                                                    ---------------------------
                                                        2006            2005
                                                    -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                          $  (857,519)    $  (841,020)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
      Amortization of deferred loan costs                57,258          32,218
      Amortization of discounts                           9,924          22,655
      Bad debt expense                                    2,177           3,637
      Depreciation and amortization                     218,301          85,076
      Contingent derivative liabilities                      23          12,175
      Deferred taxes                                         --              --
      Loss on sale of equipment                              --           4,773
      Non-cash expense                                  131,157         469,867
      Changes in assets and liabilities:
        Accounts receivable                              58,152         (78,970)
        Inventories                                    (914,956)       (715,741)
        Prepaid expenses                                    843            (752)
        Refundable deposits                              (4,440)            (40)
        Accounts payable                                485,616         351,866
        Accrued liabilities                             100,575          12,002
        Customer deposits                               100,575          12,002
                                                    -----------     -----------
          Net Cash Used by Operating Activities        (712,889)       (638,981)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments to purchase property and equipment        (1,771,917)        (87,796)
  Proceeds from sale of property and equipment               --           1,000
  Proceeds from sale-leaseback of equipment              72,500              --
  Payments for land improvements                        (20,193)             --
  Cash paid for business acquired                            --        (300,000)
                                                    -----------     -----------
          Net Cash Used by Investing Activitie       (1,719,610)       (386,796)
                                                    -----------     -----------

                                  [Continued]


    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

                             PENGE CORP. AND SUBSIDIARIES
               UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (Continued)


                                                            For the Nine Months Ended
                                                                    March 31,
                                                           ---------------------------
                                                              2006             2005
                                                           -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Related party advances                                       182,689         281,369
  Payments on related party advances                           (65,618)       (191,761)
  Payment of loan costs                                             --        (108,061)
  Proceeds from convertible notes payable                    1,054,500         584,656
  Payments on convertible notes payable                             --         (10,000)
  Proceeds from related party convertible notes payable        450,000         400,000
  Proceeds from notes payable                                  775,000         202,089
  Payments on notes payable                                   (273,595)             --
  Proceeds from related party notes payable                    100,000          85,000
  Payments on related party notes payable                     (240,852)       (163,150)
  Payments on capital lease obligations                        (22,695)             --
  Proceeds from issuance of common stock                       350,477          95,000
                                                           -----------     -----------
     Net Cash Provided by Financing Activities               2,310,176       1,175,142
                                                           -----------     -----------

INCREASE IN CASH AND EQUIVALENTS                              (122,323)        149,365

CASH AND EQUIVALENTS AT THE BEGINNING OF THE PERIOD            338,291           2,237
                                                           -----------     -----------

CASH AND EQUIVALENTS AT THE END OF THE PERIOD              $   215,968     $   151,602
                                                           ===========     ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest                                              $   342,860     $   109,051
     Income Taxes                                          $        --     $        --


                                      [Continued]

        The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

                                         F-41

                          PENGE CORP. AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

   For the nine months ended March 31, 2006

     In November 2005, the Company purchased fixed assets under capital lease with a value of $360,181.

     In December 2005 the Company reduced the conversion price on certain convertible notes payable and recorded interest expense of $85,657.

     In December 2005, the Company issued 1,091,995 shares of common stock upon the conversion of a $100,000 note payable and a $200,000 related party note payable and accrued interest of $17,931.

     In December 2005, the Company assumed $132,718 in notes payable from a shareholder of the Company as payment of $132,718 on a related party note payable.

     In January 2006 the Company issued 50,000 shares of common stock for employee services rendered valued at $35,000.

     In March 2006, the Company issued 15,000 shares of common stock for in payment of services rendered valued at $10,500.

   For the nine months ended March 31, 2005

     In July 2004, the Company issued a $200,000 convertible note payable and recorded a discount of $50,000 for the beneficial conversion feature of the note.

     In August 2004, the Company issued a $50,000 note payable and recorded a discount of$ 15,000 for warrants to purchase 50,000 shares of common stock issued in connection with the note payable.

     In September 2004, the Company granted options to purchase 200,000 shares of common stock for consulting services rendered valued at $60,000.

     In February 2005, the Company granted options to purchase 300,000 shares of common stock for consulting services rendered valued at $90,000.

     In February through March 2005, the Company issued 1,150,000 shares of common stock for employee services rendered valued at $345,000.

     In February 2005, officers of the Company exercised options to purchase 2,000,000 shares of common stock at $.10 and 2,000,000 shares of common stock at $.11 per share for subscriptions receivable of $420,000.

     In March 2005, the Company issued 1,166,667 shares of common stock valued at $500,000, issued a $200,000 note payable, issued a $500,000 note payable, and paid $300,000 cash to acquire 100% of S&S Plant Farm, Inc.'s capital stock. Through the acquisition, the Company acquired inventory of $219,949, property and equipment of $1,321,918, and assumed accounts payable of $41,866.


    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles of the United States of America for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. It is suggested that these condensed consolidated financial statements be read in conjunction with the June 30, 2005 audited consolidated financial statements and notes thereto for Penge Corp. The results of operations for the periods ended March 31, 2006 and 2005 are not necessarily indicative of the operating results for the year ending June 30, 2006.

     ORGANIZATION - Penge Corp., ("Parent") formerly Profile Diagnostic Sciences, Inc., was organized under the laws of the State of Nevada and was reincorporated in Delaware by a Merger on May 17, 1987.

     Penge Acquisition Corp., a wholly-owned subsidiary of the Parent and incorporated in Nevada.

     Penge Corp. ("Penge") was organized under the laws of the State of Nevada on August 6, 2002.

     Major Trees, Inc. ("MT Subsidiary") was organized under the laws of the State of Arizona on December 29, 1993.

     S&S Plant Farms, Inc. ("S&S Subsidiary") was organized under the laws of the State of Texas on February 23, 1995.

     Texas Landscape Center, Inc. ("TLC Subsidiary") was organized under the laws of the State of Texas on September 1, 2005. The subsidiary was organized by the Parent and as such, became a wholly owned subsidiary of the Parent. The financial statements include operations of Texas Landscape Center, Inc from September 1, 2005 through March 31, 2006.

     Parent, Penge, MT Subsidiary, S&S Subsidiary, and TLC Subsidiary ("the Company") grow landscaping and garden plants, flowers, shrubs, trees and other agricultural products for sale to retail nurseries, landscape professionals, and the general public in Southwestern United States. Also, the Company has occasionally provided business consulting services. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     CONSOLIDATION - The financial statements presented reflect the accounts of Parent, Penge, MT Subsidiary, S&S Subsidiary, and TLC Subsidiary; all significant inter-company transactions have been eliminated in consolidation.

     CASH AND CASH EQUIVALENTS - The Company considers all highly-liquid debt investments purchased with an original maturity of three months or less to be cash equivalents. The Company had $48,750 and $148,085 in excess of federally insured limits at March 31, 2006 and June 30, 2005, respectively.

     ACCOUNTS RECEIVABLE - The Company records accounts receivable at the lower of cost or fair value. The Company recognizes interest income on an account receivable based on the stated interest rate for past-due accounts over the period that the account is past due. The Company accumulates and defers fees and costs associated with establishing a receivable to be amortized over the estimated life of the related receivable. At March 31, 2006 and June 30, 2005, the Company has an allowance for doubtful accounts of $7,007 and $5,503, respectively, which reflects the Company's best estimate of probable losses inherent in the accounts receivable balance.

     REVENUE RECOGNITION - The Company's revenue comes primarily from the sale of agricultural products. The Company recognizes revenue from the sale of agricultural products when rights and risk of ownership have passed to the customer, there is persuasive evidence of a sales arrangement, product has been shipped or delivered to the customer, the price and terms are finalized and collection of the resulting receivable is reasonably assured. The Company has historically generated revenue from business consulting services. The Company recognizes revenue from business consulting services over the term of the underlying consulting agreement.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

     STOCK-BASED COMPENSATION - The Company has stock option plans that provide for stock-based employee compensation, including the granting of stock options, to certain key employees. The plans are more fully described in
     Note 12. Prior to January 1, 2006, the Company applied APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for awards made under the Company's stock-based compensation plans. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     During the periods presented in the accompanying financial statements, the Company has granted options under its 2002 Stock Incentive Plan. The Company has adopted the provisions of SFAS No. 123R using the modified-prospective transition method and the disclosures that follow are based on applying SFAS No. 123R. Under this transition method, compensation expense recognized during the nine months ended March 31, 2006 included:
     (a) compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, and (b) compensation expense for all share-based awards granted on or after January 1, 2006. Accordingly, no compensation cost has been recognized for grants of options to employees and directors in the accompanying statements of operations with a associated recognized tax benefit of $0 of which $0 was capitalized as an asset for the period ended March 31, 2006. In accordance with the modified-prospective transition method, the Company's financial statements for the prior year have not been restated to reflect, and do not include, the impact of SFAS 123R. Had compensation cost for the Company's stock option plans and agreements been determined based on the fair value at the grant date for awards in 2005 consistent with the provisions of SFAS No. 123R, the Company's net loss and basic net loss per common share would have been increased to the pro forma amounts indicated below:

                                                   Three Months          Nine Months
                                                  Ended March 31,      Ended March 31,
                                                       2005                 2005
                                                  ---------------      ---------------
          Net loss, as reported                   $      (667,737)     $      (841,020)
          Add:  Stock-based employee
            compensation expense included in
            reported net loss                                  --                   --
          Deduct:  Total stock-based employee
            compensation expense determined
            under fair value based method                      --                   --
                                                  ---------------      ---------------
          Pro forma net loss                             (667,737)            (841,020)
                                                  ---------------      ---------------

          Loss per common share, as reported      $         (0.04)     $         (0.04)
          Loss per common share, pro forma        $         (0.04)     $         (0.04)

     RECLASSIFICATION - The financial statements for the period ended prior to March 31, 2006 have been reclassified to conform to the headings and classifications used in the March 31, 2006 financial statements.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     RECENTLY ENACTED ACCOUNTING STANDARDS - The Emerging Issues Task Force has issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This Issue addresses the meaning of other-than-temporary impairment and its application to debt and equity securities. The Company does not expect this statement to have a material impact on its financial position, results of operations or liquidity.

     In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 153, "Exchanges of Non-monetary Assets an amendment to APB Opinion No. 29." This statement requires exchanges of similar productive assets to now be accounted for at fair value, the basic principle for non-monetary transactions, unless the exchange lacks commercial substance. The Company does not expect the adoption of SFAS No. 153 to have a material impact on its financial position, results of operations or liquidity.

     In December 2004, the FASB issued two Staff Positions that provide accounting guidance for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. SFAS 109-1, "Application of FASB Statement No. 109, `Accounting for Income Taxes,' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" states the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. SFAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004", allows additional time to evaluate the effects of the legislation for repatriation of foreign earnings. The Company does not expect these statements to have a material impact on its financial position, results of operations or liquidity.

NOTE 2 - INVENTORIES

     Inventories consist of the following at:

                                                                 March 31, 2006
                                                                 --------------

                  Raw materials                                  $            -
                  Growing crops                                       2,721,788
                                                                        (25,000)
                                                                 --------------
                                                                 $    2,696,788
                                                                 --------------

     The Company has estimated a $25,000 allowance for slow moving or obsolete inventory was necessary at March 31, 2006. All of the Company's inventories are collateral for certain notes payable [See Notes 6, 7, 8, and 9].

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - CAPITAL LEASES

     The Company leases equipment under capital leases and that expire on October 2009 and July through November 2010. The gross amount of assets recorded under capital leases and the associated accumulated depreciation are included under property and equipment and are as follows:

                                                                 March 31, 2006
                                                                 --------------

         Farm equipment                                          $      330,595
         Less accumulated depreciation                                  (29,501)
                                                                 --------------
         Leased equipment, net                                   $      301,094
                                                                 --------------

     The Company amortizes its lease obligations over the term of each lease. Amortization expense was $29,501 and $0 for the nine month periods ended March 31, 2006 and 2006, respectively.

     The future minimum lease payments are as follows for the twelve-month periods ended:
                                March 31,                         Amount
                              ------------                    -------------
                                  2007                        $     97,629
                                  2008                              97,629
                                  2009                              97,629
                                  2010                              88,109
                                  2011                              46,724
                               Thereafter                                -
                                                              -------------
                        Total minimum obligations                  427,720
                      Executory costs and interest                 (90,234)
                                                              -------------
                        PV of minimum obligations                   337,486
                             Current portion                       (97,629)
                                                              -------------
                          Long-term obligations               $     239,857
                                                              -------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following at:

                                                         Estimated
                                                       Useful Lives of        March 31,
                                                       Assets (Years)           2006
                                                      -----------------     -------------

         Office furniture and equipment                    1 - 10           $     44,259
         Farm equipment                                    2 - 15              1,791,874
         Buildings                                        20 - 30              1,083,144
         Land                                          not applicable            834,753
         Construction in Progress                      not applicable            854,513
                                                                            -------------
         Total                                                                 4,608,542
         Less accumulated depreciation                                          (399,802)
                                                                            -------------
         Property, Plant and Equipment, net                                 $  4,208,740
                                                                            -------------

     Depreciation expense for the nine month periods ended March 31, 2006 and 2005 was $180,128 and $76,404, respectively. All of the Company's property and equipment are collateral for certain notes payable [See Notes 6, 7, 8, and 9].

     For the nine month period ended March 31, 2006 the Company had $0 and $82,136, respectively, in property and equipment that had a lease obligation payable by shareholders of the Company.

NOTE 5 - GOODWILL / DEFINITE-LIFE INTANGIBLE ASSETS

     The following is a summary of goodwill and definite-life intangible assets:

                                                                 March 31, 2006
                                                                 --------------

     GOODWILL                                                    $      150,000
                                                                 --------------
     DEFINITE-LIFE INTANGIBLES
         5-year non-compete contract with
              shareholder                                                28,907
         5-year non-compete contract with
              shareholders                                               28,907

         Less accumulated amortization                                  (41,433)
                                                                 --------------
         Net Definite-Life Intangible Assets                     $       16,381
                                                                 --------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - GOODWILL / DEFINITE-LIFE INTANGIBLE ASSETS (CONTINUED)

     The Company recorded goodwill of $150,000 in connection with the acquisition of Profile Diagnostic Sciences, Inc. as the purchase price of $150,000 exceeds the $0 net book value of the assets acquired.

     The Company is amortizing their definite-life intangible assets on a straight-line basis over five years. Amortization expense of $8,672 was recorded for the nine month periods ended March 31, 2006 and 2005 and has been included in general and administrative expense.

     The Company estimates that its amortization expense will be approximately as follows for the twelve month periods ended:

                                                              Amortization
                                March 31,                        Expense
                              -------------                   -------------
                                2007                          $     11,563
                                2008                                 4,818
                                Thereafter                               -
                                                              -------------
                                                              $     16,381
                                                              -------------

NOTE 6 - CONVERTIBLE NOTES PAYABLE

     The Company verbally agreed with three of it note holders to adjust the conversion features of their notes payable. Two of the notes payable had original conversion features of $.25 on or before the six month anniversary, $.35 per share six months to one year, and $.50 per share after one year. These terms were adjusted to $.25 per share for the remaining term of the loan, and the loans were converted into common stock in December 2005. Two more of the notes payable had original conversion features of $.30 per share through February 2007. These terms were adjusted to $.25 per share for the remaining term of the loan, and the loans were converted into common stock in December 2005. One other notes payable had an original conversion feature of $.25 on or before the six month anniversary, $.35 per share six months to one year, and $.50 per share after one year. These terms were adjusted to $.22 per share for the remaining term of the loan, and the loans were converted into common stock in December 2005.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - CONVERTIBLE NOTES PAYABLE (CONTINUED)

     The Company had the following convertible notes payable summarized in groups with similar attributes at:

                                                                                   March 31, 2006
                                                                                   --------------

       12% Note payable, maturing in May to June 2007, convertible at $.65 per share for the first twelve months and $.75 per share for the second
          twelve months, secured by UCC-1 lien against inventory                   $      270,000

       12% Notes payable, maturing in February 2007, convertible at $.30 per
          share through February 2007, secured by UCC-1 lien against inventory            333,000

       12% Notes payable, maturing in June to October 2007, convertible at $.65 per share for the first twelve months and $.75 per share for the
          second twelve months, secured by UCC-1 lien against inventory                   750,000

       15% Notes payable, maturing in 2007, convertible at $.30 per share (At the time of conversion, the creditor can require the Company to redeem any amount of the shares in the conversion at $.345 per share, secured by a lien using a Trust Deed and Trust Deed Note, against Major Trees and against Major Trees, TX, and a term life insurance policy on two
          officers of the Company                                                         370,125

       12% Note payable, maturing in October 2007 to April 2008, convertible at
          $.95 per share for the first twelve months and $1.05 for the second
          twelve months, secured by UCC-1 lien against inventory                          352,500

       12% Note payable, maturing in January 2008, convertible
          at $.95 per share for the first twelve months and $1.10
          for the second twelve months, secured by inventory                              200,000

       12% Note payable, maturing in March 2008, convertible at $.95 per share for the first twelve months and $1.10 for the second twelve
          months, secured by 119.47 acres in Midland, TX                                  242,000
                                                                                   --------------
       Total                                                                            2,517,625
       Less Current Portion                                                              (703,125)
                                                                                   --------------
                                                                                   $    1,814,500
                                                                                   --------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - CONVERTIBLE NOTES PAYABLE (CONTINUED)

     The convertible notes payable mature as follows for the twelve-month periods ended:

                                March 31,                         Amount
                              -------------                   -------------
                                  2007                        $     703,125
                                  2008                            1,744,500
                                  2009                               70,000
                               Thereafter                                 -
                                                              -------------
                                                              $   2,517,625
                                                              -------------

     The discounts due to the beneficial conversion feature of the notes are being amortized over the term of the respective notes. For the nine month periods ended March 31, 2006 and 2005, the Company amortized $4,500 and $17,967, respectively, of the discounts on notes payable as interest expense.

     At March 31, 2006, the Company had a total of $5,288 in unamortized loan fees and costs from establishing these convertible notes payable. These costs have been deferred and are being amortized over the term of the respective notes. For the nine month periods ended March 31, 2006 and 2005, the Company amortized $23,794 and $6,941, respectively, of the deferred loan costs as interest expense.

     For the nine month periods ended March 31, 2006 and 2005, interest expense on the convertible notes payable amounted to $186,908 and $57,336, respectively.


NOTE 7 - RELATED PARTY CONVERTIBLE NOTES PAYABLE

     The related party convertible notes payable mature as follows for the twelve-month periods ended:

                                March 31,                         Amount
                              -------------                   -------------
                                  2007                        $     200,000
                                  2008                              500,000
                               Thereafter                                 -
                                                              -------------
                                                              $     700,000
                                                              -------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - RELATED PARTY CONVERTIBLE NOTES PAYABLE (CONTINUED)

     For the nine month periods ended March 31, 2006 and 2005, interest expense on the related party convertible notes payable amounted to $44,384 and $7,825, respectively.

     In December 2005, the Company reduced the conversion price on certain convertible notes payable and recorded interest expense of $85,657

     The Company had the following related party convertible notes payable summarized in groups with similar attributes due to shareholders of the Company at:

                                                                                   March 31, 2006
                                                                                   --------------
              12% Note payable, maturing in 2007, convertible at
                $.30 per share through February 2007, secured by
                UCC-1lien against inventory                                        $      100,000

              12% Note payable, maturing in 2008, convertible at $.65 per share for the first twelve months and $.75 per share for the second
                 twelve months, secured by UCC-1 lien against inventory                    50,000

              12% Note payable, maturing in 2007, convertible at $.30 per
                 share through February 2007, secured by inventory                        100,000

              12% Note payable, maturing in 2008, convertible at
                 $.70 per share through January 31, 2008, secured
                 by TLC's  building and land in Midland, TX                               450,000
                                                                                   --------------
              Total                                                                       700,000
              Less Current Portion                                                       (200,000)
                                                                                   --------------
                                                                                   $      500,000
                                                                                   --------------


                                           F-52

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - NOTES PAYABLE

     The Company had the following notes payable summarized in groups with similar attributes at:

                                                                                   March 31, 2006
                                                                                   --------------

         7% Note payable, yearly payments of $50,000, maturing in 2007, secured by Major Tree's outstanding shares of capital stock, financial
            books and records, equipment, and furniture                            $       77,150

         14% Note payable, maturing in 2007, secured by MT Subsidiary's land
            in Cocise County, AZ                                                          280,646

         24% Note payable, maturing in August 15, 2006 secured by land
            in San Angelo, TX                                                             200,000

         14% Note payable, maturing in 2007, secured by the property of an officer in Clark County, Nevada. In September 2005 an officer of the
            Company $72,169 in behalf of the Company and the lien on the
            property was released by the holder of the note                                99,850

         12% Note payable, maturing in 2007, secured by inventory                          85,577

         6% Note payable until July 1, 2006. Beginning July 1, 2006, interest will accrue at the rate per year that will be the lessor of .5% in excess of the Prime Interest Rate as published by the Wall Street
            Journal; or the maximum nonusirious rate of interest permitted by applicable law. Beginning August 2006, monthly payments necessary to amortize the balance over a period ending July 2015 will be required. The note matures on July 1, 2010 when the balance will be due. Note is secured by land in San Angelo, TX which is held
            for resale.                                                                 1,166,319

         6.75% Note payable, monthly payments of $3,355, maturing in 2021,
            secured by TLC's building and land                                            379,084

         7% Note payable, monthly payments of $1,370, Maturing in 2008,
            secured by S&S' land and office building                                      131,292
                                                                                   --------------
         Total                                                                          2,419,918
         Less Current Portion                                                            (754,351)
                                                                                   --------------
                                                                                   $    1,665,567
                                                                                   --------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - NOTES PAYABLE (CONTINUED)

     The notes payable mature as follows for the twelve-month periods ended:

                                March 31,                         Amount
                              -------------                   -------------
                                  2007                        $     754,351
                                  2008                              373,865
                                  2009                              166,034
                                  2010                              167,985
                                  2011                              665,536
                               Thereafter                           292,147
                                                              -------------
                                                              $   2,419,918
                                                              -------------

     At March 31, 2006, the Company had a total of $9,106 in unamortized loan fees and costs from establishing these notes payable. These costs have been deferred and are being amortized over the term of the respective notes. For the nine month periods ended March 31, 2006 and 2005, the Company amortized $27,317 and $23,444, respectively, of the deferred loan costs as interest expense.

     For the nine month periods ended March 31, 2006 and 2005, interest expense on the notes payable amounted to $116,459 and $37,094, respectively.

NOTE 9 - RELATED PARTY NOTES PAYABLE

     The notes payable mature as follows for the twelve-month periods ended:

                                March 31,                         Amount
                              -------------                   -------------
                                  2007                        $     264,787
                                  2008                               97,591
                                  2009                              120,302
                                  2010                              561,059
                               Thereafter                                 -
                                                              -------------
                                                              $   1,043,739
                                                              -------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - RELATED PARTY NOTES PAYABLE (CONTINUED)

     The Company had the following related party notes payable summarized in groups with similar attributes due to shareholders of the Company at:

                                                                                   March 31, 2006
                                                                                   --------------
         7% Note payable, yearly payments of $75,000, maturing in 2009, secured by Major Tree's farmland, inventory, buildings,
            and equipment                                                          $      206,268

         8% Note payable, monthly payments of $2,500, mature in 2009,
            secured by land and inventory                                                 273,202

         7% Note payable, quarterly payments of $11,660 through March 2007, quarterly payments of $13,527 from March 2007 through March 2009, quarterly payments of $15,483 from March 2009 through March 2010, mature in 2010, secured by all of the issued and outstanding shares
            of S&S Plant Farm, Inc.'s capital stock                                       367,282

         10% Note payable, balloon payment due upon maturity, maturing in
            2007, secured by UCC-1 lien against inventory, net discount for
            options issued of $3,013                                                       46,987

         12% Note payable, balloon payment due upon maturity, maturing in
            2007, secured by inventory                                                     50,000

         12% Note payable, balloon payment due upon maturity,
            maturing in 2007, not secured                                                 100,000
                                                                                   --------------
         Total                                                                          1,043,739
         Less Current Portion                                                            (264,787)
                                                                                   --------------
                                                                                   $      778,952
                                                                                   --------------

     The discounts due to the options issued with the notes are being amortized over the term of the respective notes. For the nine month periods ended March 31, 2006 and 2005, the Company amortized $5,424 and $4,688, respectively, of the discounts on notes payable as interest expense.

     At March 31, 2006, the Company had a total of $917 in unamortized loan fees and costs from establishing these notes payable. These costs have been deferred and are being amortized over the term of the respective notes. For the nine month periods ended March 31, 2006 and 2005, the Company amortized $2,063 and $1,833, respectively, of the deferred loan costs as interest expense.

     For the nine month periods ended March 31, 2006 and 2005, interest expense on the related party notes payable amounted to $60,825 and $44,011, respectively.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - CAPITAL STOCK AND OPTIONS

     In March 2006, the Company issued 15,000 shares of their previously authorized but unissued common stock for services and supplies valued at $10,500.

     In February and March 2006, the Company issued 142,860 shares of their previously authorized but unissued common stock for cash of $100,000.

     In January 2006, the Company issued 50,000 shares of their previously authorized but unissued common stock for employee services rendered valued at $35,000.

     In December 2005, the Company issued 666,667 shares of their previously authorized but unissued common stock for the conversion of $200,000 note payable.

     In December 2005, the Company issued 308,921 shares of their previously authorized but unissued common stock for the conversion of $75,000 note payable and $2,230 interest.

     In December 2005, the Company issued 116,407 shares of their previously authorized but unissued common stock for the conversion of $25,000 note payable and $110 interest.

     In November 2005, the Company issued 35,714 shares of their previously authorized but unissued common stock for cash of $25,000.

     In August 2005, the Company issued 5,000 shares of their previously authorized but unissued common stock for the exercise of options at $.30 per share.

     STOCK OPTION PLAN - In October 2002, the Company's Board of Directors approved and adopted the "2002 Stock Incentive Plan" ("the Plan") with a maximum of 8,000,000 shares of common stock reserved for issuance under the Plan. The Plan provides for both the direct award of shares and for the grant of options to purchase shares to employees, officers, directors, agents, consultants, advisors and independent contractors. Awards under the Plan will be granted as determined by the Board of Directors and the Board of Directors shall determine which eligible persons are to receive Incentive Stock Options, Non-Statutory Stock Options or stock issuances. The Board of Directors also sets the number of shares, the exercise price and the exercise terms for grants. Options granted to non-exempt employees are required to have an exercise price of at least 85% of the fair market value of the common stock at the time of grant. Incentive Stock Options must be granted with an exercise price of at least 100% (110% for shareholders who own at least 10% of the Company's outstanding stock) of the fair market value of the common stock at the time of grant. Incentive Stock Options are required to expire within 10 years. At March 31, 2006 and 2005, total awards available to be granted from the plan amounted to 3,150,000 and 3,150,000, respectively.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - CAPITAL STOCK AND OPTIONS (CONTINUED)

     The fair value of each of the Company's stock option awards is estimated on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company's stock Option awards is expensed on a graded vesting straight-line basis over the vesting period of the options, which is generally immediate. Expected volatility is based on an average of historical volatility of the company's stock. The risk-free interest rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. The expected term of awards granted is derived from historical experience under the Company's stock-based compensation plans and represents the period of time that awards granted are expected to be outstanding. The significant weighted average assumptions relating to the valuation of the Company's Stock Options for the nine months ended March 31, 2006, and 2005, were as follows:

                                                     2006              2005
                                                ---------------    -------------
          Dividend yield                             n/a                0%
          Expected life                              n/a            5.6 years
          Expected volatility                        n/a               302%
          Risk-free interest rate                    n/a               3.9%

     A summary of the status of options granted at March 31, 2006, and changes during the period then ended are as follows:

                                                                    Weighted     Weighted Average     Aggregate
                                                                     Average         Remaining        Intrinsic
                                                     Shares      Exercise Price  Contractual Term       Value
                                                 --------------  --------------  -----------------  -------------
Outstanding at June 30, 2006                           850,000       $    0.25          5.9 years      $40,000
Granted                                                      -               -
Exercised                                                5,000            0.30
Forfeited                                                    -               -
Expired                                                      -               -
                                                 --------------  --------------  -----------------  -------------
Outstanding at March 31, 2006                          845,000            0.25          5.2 years    $1,011,750

Vested and expected to vest in the future              845,000            4.18          5.2 years    $1,011,750

Exercisable at end of period                           845,000            5.70          5.2 years    $1,011,750

Weighted average fair value of options granted               -               -

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - CAPITAL STOCK AND OPTIONS (CONTINUED)

     The Company had no non vested options at the beginning and end of the period.

     The total intrinsic value of options exercised during the nine months ended March 31, 2006 was $3,750. Intrinsic value is measured using the fair market value at the date of exercise (for shares exercised) or at March 31, 2006 (for outstanding options), less the applicable exercise price.

     During the three month period ended March 31, 2006, the Company received $1,500 upon the exercise of awards. The Company realized no tax benefit due to the exercise of options as the Company had a loss for the period and historical net operating loss carry forwards.


NOTE 11 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

     At March 31, 2006, the total of all deferred tax assets is approximately $740,000 the total of all deferred tax liabilities is $61,000. The amount of and ultimate realization of the benefits from the deferred tax assets is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of these uncertainties surrounding the realization of the deferred tax assets, the Company has established a valuation allowance of approximately $679,000 at March 31, 2006. The change in the valuation allowance for the period ended March 31, 2006 was approximately $148,000.

     The temporary differences, tax credits and carryforwards gave rise to the following estimated deferred tax asset at:

                                                     March 31, 2006
                                                     --------------

          Net operating loss carryover                $    731,000
          Capital loss carryover                             3,000
          Excess of book over tax basis of fixed
          And intangible Assets                            (61,000)
          Inventory reserve                                  6,000
          Valuation allowance                             (679,000)
                                                      -------------
              Total deferred tax asset                $          -
                                                      -------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - INCOME TAXES (CONTINUED)

     At March 31, 2006, the Company has available unused net operating loss carryforwards of approximately $2,900,000, which may be applied against future taxable income and expire in various years through 2026. Also, the Company has unused capital loss carryovers at March 31, 2006 of approximately $16,000, respectively, which expire in various years through 2009.

     The estimated components of income tax expense (benefit) from continuing operations for the period ended March 31, 2006 consist of the following:

                                                                       2006
                                                                   -------------
         Current income tax expense (benefit):
           Federal                                                 $          -
           State                                                              -
                                                                   -------------
              Current tax expense                                             -
                                                                   -------------
         Deferred tax expense (benefit) arising from:
           Excess of tax over financial
              accounting depreciation                              $          -
           Capital loss carryover                                             -
           Inventory reserve                                              4,000
           Net operating loss carryover                                (152,000)
           Valuation allowance                                          148,000
                                                                   -------------
              Net deferred tax (benefit)                           $          -
                                                                   -------------

     Deferred income tax expense/(benefit) results primarily from the reversal of temporary timing differences between tax and financial statement income.

     A reconciliation of income tax expense at the federal statutory rate to income tax expense at the company's effective rate is as follows:

                                                                  March 31, 2006
                                                                  --------------

         Computed tax at the expected statutory rate                 (15.00)%
         State and local income taxes, net of federal benefit         (4.67)
         Valuation allowance                                          19.67
                                                                  --------------
              Effective income tax rates                               0.00%
                                                                  --------------

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - LOSS PER SHARE

     The following data shows the amounts used in computing loss per share:

                                                         For the Three Months Ended           For the Nine Months Ended
                                                                  March 31,                           March 31,
                                                       -------------------------------     --------------------------------
                                                           2006              2005              2006              2005
                                                       -------------     -------------     -------------     --------------
          Loss from operations available to
            common shareholders (numerator)            $   (345,674)     $   (667,737)     $   (857,519)     $   (841,020)
                                                       -------------     -------------     -------------     --------------
          Weighted average number of common
            shares outstanding used in loss
            per share for the period (denominator)       24,403,259        17,363,302        24,059,869        18,934,337
                                                       -------------     -------------     -------------     --------------

     At March 31, 2006, the Company had outstanding options 845,000 shares and notes payable convertible into 6,135,744 shares which were not used in the computation of loss per share because their effect would be anti-dilutive. At March 31, 2005, the Company had outstanding options to purchase 850,000 shares and notes payable convertible into 3,406,667 shares which were not used in the computation of loss per share because their effect would be anti-dilutive.


NOTE 13 - RELATED PARTY TRANSACTIONS

     RELATED PARTY ADVANCES - During the nine month periods ended March 31, 2006 and 2005, officers/shareholders of the Company and their relatives have made advances to the Company and the Company has repaid the advances as funds have been available. During the nine months ended March 31, 2006, officers/shareholders of the Company and their relatives made advances totaling $182,689 and the company repaid advances totaling $65,618. Since the Company owed $5,144 from prior-year advances, the remaining balance owed to the officers/shareholders of the Company and their relatives at March 31, 2006 is $122,215. During the year ended June 30, 2005, officers/shareholders of the Company and their relatives made advances totaling $281,735 and the Company repaid advances totaling $286,825. Since the Company owed $10,234 from prior-year advances, the remaining balance owed to the officers/shareholders of the Company and their relatives at June 30, 2005 is $5,144.

     CONSULTING SERVICES - During the nine month periods ended March 31, 2006 and 2005, respectively, the Company paid a relative of an officer/shareholder of the Company $0 and $10,250 for consulting services.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - RELATED PARTY TRANSACTIONS (CONTINUED)

     MANAGEMENT COMPENSATION - For the nine month periods ended March 31, 2006 and 2005, respectively, the Company expensed $109,095 and $251,570 as salary to the Company's Chief Executive Officer. At March 31, 2006 and June 30, 2005, respectively, the Company owed $5,310 and $5,667 to the President for accrued salary.

     For the nine month periods ended March 31, 2006 and 2005, respectively, the Company expensed $91,860 and $225,809 as salary to the Company's former Chief Financial Officer. At March 31, 2006 and June 30, 2005, respectively, the Company owed $5,310 and $5,667 to the Chief Executive Officer for accrued salary.

     EMPLOYEES - For the nine month periods ended March 31, 2006 and 2005, respectively, the Company expensed $42,250 and $48,154 as salary to an employee of the Company who is the spouse of an officer/shareholder of the Company. At March 31, 2006 and June 30, 2005, respectively, the Company owed $2,309 and $1,847 to this employee for accrued salary.

     For the nine month periods ended March 31, 2006 and 2005, the Company expensed $47,759 and $43,550 as salary to an employee of the Company who is a relative of an officer/shareholder of the Company. At March 31, 2006 and June 30, 2005, respectively, the Company owed $2,800 and $3,125 to this employee for accrued salary.

     For the nine month periods ended March 31, 2006 and 2005, the Company expensed $82,941 and $2,771 as salary to employees of the Company who are former owners of S&S Subsidiary and shareholders of the Company. At March 31, 2006 and June 30, 2005, respectively, the Company owed $4,880 and $1,478 to these employees for accrued salary.


NOTE 14 - CONCENTRATIONS

     ACCOUNTS RECEIVABLE - The following table lists the percent of the receivables owed by those customers that accounted for 10% or more of the total accounts receivable at:

                                       March 31, 2006
                                       --------------
                        Customer A           16%
                        Customer B           19%
                        Customer C           12%

     REVENUES - During the nine month periods ended March 31, 2006 and 2005, respectively, the Company had a significant customer which accounted for 36% and 67% of the Company's total sales. The loss of this significant customer could adversely affect the Company's business and financial condition.

                          PENGE CORP. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - COMMITMENTS AND CONTINGENCIES

     DERIVATIVE LIABILITY FOR THE REDEMPTION OF COMMON STOCK - The Company has a convertible note payable which is convertible into common stock at $.30 per share. At the time of conversion, the creditor can require the Company to redeem any amount of the shares issued in the conversion at $.345 per share. At March 31, 2006, the Company owed $370,125 in principal and $4,811 in accrued interest on the note. If the note had been converted into stock on March 31, 2006, then the Company would have issued 1,249,786 shares of common stock which would have been redeemable at the creditor's option for $431,176. The Company has recorded a contingent derivative liability of $56,240 associated with the option.


NOTE 16 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred significant, recurring losses and has not generated positive cash flow from operating activities. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of their common stock or through possible business combinations. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


NOTE 17 - SUBSEQUENT EVENTS

     In April 2006, the Company issued 35,715 shares of their previously authorized but unissued common stock for cash of 25,000.

     In June 2006, the Company issued 356,083 shares of their previously authorized but unissued common stock for the conversion of $105,000 note payable and $1,825 interest.

     In April and June 2006, the Company issued 59,286 shares of their previously authorized but unissued common stock for services and supplies valued at $41,500.

     During June 2006, the Company cancelled the 408,296 common shares held in treasury.

     From April 2006 through July 2006 the Company borrowed an additional $2,747,000 under various notes and convertible payable with interest rates ranging from 12 to 24%, maturing on various dates through March 2021.